Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006, 2005 and 2004

and for the years ended

December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

MBIA Insurance Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholder’s equity and cash flows present fairly, in all material respects, the financial position of MBIA Insurance Corporation and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, NY

March 1, 2007

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except per share amounts)

	December 31,
	2006	2005
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $8,360,736 and $8,333,500)	$8,606,675	$8,610,288
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $449,366 and $433,944)	444,899	430,700
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,400,591	1,278,611
Short-term investments, at amortized cost (which approximates fair value)	957,211	837,213
Other investments	90,322	361,413

Total investments	11,499,698	11,518,225
Cash and cash equivalents	181,330	115,253
Securities purchased under agreements to resell	286,278	380,306
Accrued investment income	137,021	128,865
Deferred acquisition costs	449,556	427,111
Prepaid reinsurance premiums	363,140	407,614
Reinsurance recoverable on unpaid losses	46,941	58,965
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $103,325 and $93,543)	98,470	98,626
Receivable for investments sold	12,103	3,550
Derivative assets	29,466	40,341
Other assets	226,853	250,483

Total assets	$13,407,794	$13,506,277

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,129,620	$3,185,200
Loss and loss adjustment expense reserves	537,037	721,502
Securities sold under agreements to repurchase	286,278	380,306
Variable interest entity floating rate notes	1,451,928	1,280,160
Short-term debt	40,898	58,745
Deferred income taxes, net	403,865	465,407
Deferred fee revenue	11,973	15,954
Payable for investments purchased	266,061	62,325
Derivative liabilities	25,992	32,052
Other liabilities	195,750	224,726

Total liabilities	6,349,402	6,426,377
Commitments and contingencies (see Note 20)
Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares—4,000.08, issued and outstanding—none	—	—
Common stock, par value $150 per share; authorized issued and outstanding—100,000 shares	15,000	15,000
Additional paid-in capital	1,690,924	1,672,310
Retained earnings	5,164,572	5,202,304
Accumulated other comprehensive income, (net of deferred income tax of $101,216 and $126,539)	187,896	190,286

Total shareholder’s equity	7,058,392	7,079,900

Total liabilities and shareholder’s equity	$13,407,794	$13,506,277

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands)

	Years ended December 31
	2006	2005	2004
Revenues:
Gross premiums written	$921,964	$1,017,955	$1,153,182
Ceded premiums	(107,287)	(138,493)	(171,933)

Net premiums written	814,677	879,462	981,249
Decrease (increase) in deferred premium revenue	37,926	(15,059)	(108,414)

Premiums earned (net of ceded premiums of $150,411, $162,488, and $159,640)	852,603	864,403	872,835
Net investment income	575,842	489,570	468,708
Net realized gains (losses)	4,730	(3,656)	108,794
Net gains (losses) on derivative instruments	(4,975)	(6,289)	6,627
Fees and reimbursements	33,138	28,394	42,813
Other	1,608	2,110	159

Total revenues	1,462,946	1,374,532	1,499,936

Expenses:
Losses and loss adjustment	80,889	84,274	84,753
Amortization of deferred acquisition costs	66,012	66,577	66,412
Operating	150,021	139,563	120,028
Interest expense	76,490	26,109	34,629

Total expenses	373,412	316,523	305,822

Income before income taxes	1,089,534	1,058,009	1,194,114
Provision for income taxes	290,650	285,116	325,871

Income from continuing operations	798,884	772,893	868,243
Net income (loss) from discontinued operations, net	1,540	(2,190)	—
Gain on sale of discontinued operations, net	844	—	—

Net income	$801,268	$770,703	$868,243

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2006, 2005, 2004

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2004	100,000	$15,000	$1,636,422	$4,405,658	$437,993	$6,495,073

Comprehensive income:
Net income	—	—	—	868,243	—	868,243
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(43,579)	—	—	—	—	(77,676)	(77,676)
Change in foreign currency translation net of change in deferred income taxes of $5,266	—	—	—	—	21,230	21,230

Other comprehensive loss						(56,446)

Comprehensive income						811,797

Dividends declared and paid (per common share $7,473.00)	—	—	—	(747,300)	—	(747,300)
Stock-based compensation	—	—	20,132	—	—	20,132
Capital issuance costs	—	—	(2,353)	—	—	(2,353)

Balance, December 31, 2004	100,000	15,000	1,654,201	4,526,601	381,547	6,577,349

Comprehensive income:
Net income	—	—	—	770,703	—	770,703
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(67,746)	—	—	—	—	(151,047)	(151,047)
Change in foreign currency translation net of change in deferred income taxes of $155	—	—	—	—	(40,214)	(40,214)

Other comprehensive loss						(191,261)

Comprehensive income						579,442

Dividends declared and paid (per common share $950.00)	—	—	—	(95,000)	—	(95,000)
Stock-based compensation	—	—	18,109	—	—	18,109
Capital issuance costs	—	—	—	—	—	—

Balance, December 31, 2005	100,000	15,000	1,672,310	5,202,304	190,286	7,079,900

Comprehensive income:
Net income	—	—	—	801,268	—	801,268
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(27,639)	—	—	—	—	(38,294)	(38,294)
Change in foreign currency translation net of change in deferred income taxes of $2,316	—	—	—	—	35,904	35,904

Other comprehensive loss						(2,390)

Comprehensive income						798,878

Dividends declared and paid (per common share $8,390.00)	—	—	—	(839,000)	—	(839,000)
Variable interest entities	—	—	52	—	—	52
Stock-based compensation	—	—	18,562	—	—	18,562

Balance, December 31, 2006	100,000	$15,000	$1,690,924	$5,164,572	$187,896	$7,058,392

				2006	2005	2004

Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes				$(11,244)	$(126,656)	$(12,490)
Reclassification adjustment, net of taxes				(27,050)	(24,391)	(65,186)

Change in unrealized appreciation of investments, net of taxes				$(38,294)	$(151,047)	$(77,676)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31
	2006	2005	2004
Cash flows from operating activities of continuing operations:
Net income	$801,268	$770,703	$868,243
(Income) loss from discontinued operations, net of tax	(1,540)	2,190	—
Gain on sale of discontinued operations, net of tax	(844)	—	—

Income from continuing operations	798,884	772,893	868,243
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities of continuing operations:
(Increase) decrease in accrued investment income	(8,156)	345	(108)
Increase in deferred acquisition costs	(22,445)	(21,076)	(33,003)
Decrease (increase) in prepaid reinsurance premiums	44,474	27,354	(44,197)
(Decrease) increase in deferred premium revenue	(55,580)	(25,981)	143,544
(Decrease) increase in loss and loss adjustment expense reserves	(184,465)	(27,367)	37,038
Decrease (increase) in reinsurance recoverable on unpaid losses	12,024	(24,355)	26,792
Depreciation	9,782	9,339	11,208
(Increase) decrease in salvage and subrogation	(45,380)	24,600	(29,449)
Amortization of bond discount, net	20,385	23,707	34,936
Net realized (gains) losses on sale of investments	(4,730)	3,656	(108,794)
Current income tax provision (benefit)	15,017	(13,734)	(36,773)
Deferred income tax (benefit) provision	(38,027)	56,838	101,822
Net losses (gains) on derivative instruments	4,975	6,289	(6,627)
Stock option compensation	14,968	16,620	14,786
Other, net	(3,705)	(87,740)	(2,156)

Total adjustments to net income	(240,863)	(31,505)	109,019

Net cash provided by operating activities of continuing operations	558,021	741,388	977,262

Cash flows from investing activities of continuing operations:
Purchase of fixed-maturity securities, net of payable for investments purchased	(3,389,080)	(2,994,378)	(2,893,266)
Sale of fixed-maturity securities, net of receivable for investments sold	2,972,602	1,768,945	1,745,123
Redemption of fixed-maturity securities, net of receivable for investments redeemed	319,890	428,175	877,070
Sale (purchase) of short-term investments, net	169,565	(6,940)	102,772
Sale of other investments, net	264,799	113,774	52,317
(Purchase) redemption of held-to-maturity investments	(121,980)	(678,611)	1,465,209
Capital expenditures	(9,828)	(7,830)	(7,319)
Disposals of capital assets	—	1,624	68
Other, investing	2,828	—	—

Net cash provided (used) by investing activities of continuing operations	208,796	(1,375,241)	1,341,974

Cash flows from financing activities of continuing operations:
Net (repayment) proceeds of short-term debt	(17,847)	—	1,408
Issuance of variable interest entity floating rate notes	300,000	678,611	—
Net repayment from redemption of medium-term notes	—	—	(1,503,324)
Principal paydown of variable interest entity floating rate notes	(134,122)	—	—
Other borrowings and deposits	(7,222)	(9,957)	11,579
Capital issuance costs	(2,209)	(2,899)	(2,353)
Dividends paid	(839,000)	(95,000)	(747,300)

Net cash (used) provided by financing activities of continuing operations	(700,400)	570,755	(2,239,990)

Discontinued operations:
Net cash (used) provided by operating activities	(340)	(1,455)	2,541

Net cash (used) provided by discontinued operations	(340)	(1,455)	2,541

Net increase (decrease) in cash and cash equivalents	66,077	(64,553)	81,787
Cash and cash equivalents—beginning of year	115,253	179,806	98,019

Cash and cash equivalents—end of year	$181,330	$115,253	$179,806

Supplemental cash flow disclosures:
Income taxes paid	$286,189	$240,815	$256,254
Interest paid:
Other borrowings and deposits	$2,841	$2,161	$7,694
Medium-term notes	$—	$—	$18,939
Variable interest entity floating rate notes	$58,394	$24,264	$9,287
Non cash items:
Stock compensation	$14,968	$16,620	$14,786

The accompanying notes are an integral part of the consolidated financial statements.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 1: Business and Organization

MBIA Insurance Corporation is a wholly owned subsidiary of MBIA Inc. MBIA Insurance Corporation, together with its subsidiaries, (“MBIA Corp.”) issues financial guarantees for municipal bonds, asset-backed and mortgage-backed securities, investor-owned utility bonds, bonds backed by publicly or privately funded public-purpose projects, bonds issued by sovereign and sub-sovereign entities, obligations collateralized by diverse pools of corporate loans and pools of corporate and asset-backed bonds, both in the new issue and secondary markets. Additionally, MBIA Corp. insures credit default swaps on pools of collateral, which it considers part of its core financial guarantee business. The financial guarantees issued by MBIA Corp. provide an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp.

MBIA Insurance Corporation has triple-A financial strength ratings from Standard and Poor’s Corporation (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”), Fitch, Inc. and Rating and Investment Information, Inc. Additionally, MBIA Insurance Corporation’s insurance subsidiaries have triple-A financial strength ratings from at least S&P and Moody’s.

MBIA Corp. writes business both in the United States (“U.S.”) and outside of the U.S. Business outside of the U.S. is generally written through MBIA Assurance, S.A. (“MBIA Assurance”), a wholly owned French subsidiary, and MBIA UK Insurance Limited (“MBIA UK”), a wholly owned subsidiary incorporated in the United Kingdom. These subsidiaries principally provide insurance for public infrastructure financings, structured finance transactions and certain obligations of financial institutions in the international markets. Pursuant to a reinsurance agreement with MBIA Insurance Corporation, a substantial amount of the risk insured by MBIA Assurance and MBIA UK is reinsured by MBIA Insurance Corporation.

MBIA Corp. also manages books of business through two other subsidiaries, MBIA Insurance Corp. of Illinois (“MBIA Illinois”), acquired in December 1989, and Capital Markets Assurance Corporation (“CMAC”), acquired in February 1998 when MBIA Inc. merged with CapMAC Holdings, Inc. (“CapMAC”). The net book of business of these two subsidiaries is 100% reinsured by MBIA Insurance Corporation.

Note 2: Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates.

Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of variable interest entity (“VIE”) interest expense from “Net investment income” to “Interest expense”, the reclassification of perpetual securities from “Fixed-maturity securities held as available-for-sale” to “Other investments” and the reclassification of amounts related to MBIA Corp.’s discontinued operations, all of which had no effect on net income, total assets, total liabilities or shareholder’s equity as previously reported.

MBIA Corp.’s significant accounting policies are as follows:

Consolidation

The consolidated financial statements include the accounts of MBIA Insurance Corporation, its subsidiaries and entities under its control for which MBIA Corp. has a controlling financial interest. All significant intercompany balances have been eliminated.

MBIA Corp. determines whether it has a controlling financial interest in an entity by first evaluating whether an entity is a voting interest entity, a VIE or a qualifying special-purpose entity (“QSPE”) under GAAP.

Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable an entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. (“ARB”) 51, “Consolidated Financial Statements,” as amended. ARB 51 states that the usual condition for a controlling financial

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

interest in an entity is ownership of a majority voting interest. Accordingly, MBIA Corp. consolidates voting interest entities in which it has a majority voting interest.

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46(R), “Consolidation of Variable Interest Entities,” MBIA Corp. consolidates all VIEs in which it is the primary beneficiary.

QSPEs are passive entities accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 140 sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. In accordance with SFAS 140 and FIN 46(R), MBIA Corp. does not consolidate QSPEs.

Investments

MBIA Corp. classifies its fixed-maturity investments as either available-for-sale or held-to-maturity, as defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale investments are reported in the consolidated balance sheets at fair value, with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income in shareholder’s equity. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by specific identification and are included as a separate component of revenues.

Held-to-maturity investments consist of floating rate note securities. These investments are reported in the financial statements at amortized cost. Discounts and premiums are amortized using the effective yield method over the remaining term of the securities. Investment income is recorded as earned.

Short-term investments are carried at amortized cost, which approximates fair value, and include all fixed-maturity securities with a remaining effective term to maturity of less than one year.

Other investments include MBIA Corp.’s interest in equity-oriented and equity-method investments. In accordance with SFAS 115, MBIA Corp. records its share of the unrealized gains and losses on equity-oriented investments, net of applicable deferred income taxes, in accumulated other comprehensive income in shareholder’s equity when it does not have a controlling financial interest in or exert significant influence over an entity (generally a voting interest of less than 20%).

When MBIA Corp. does not have a controlling financial interest in an entity but exerts significant influence over the entity’s operating and financial policies (generally a voting interest of 20% to 50%) and has an investment in common stock or substance common stock, MBIA Corp. accounts for its investments in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. (“APB”) 18, “The Equity Method of Accounting for Investments in Common Stock.” The carrying amounts of equity method investments are initially recorded at cost and adjusted to recognize MBIA Corp.’s share of the profits or losses, net of any intercompany gains and losses, of the investees subsequent to the purchase date. Such profits and losses are recorded within net investment income in the consolidated statements of income. Dividends are applied as a reduction of the carrying amount of equity method investments.

MBIA Corp. regularly monitors its investments in which fair value is less than amortized cost in order to assess whether such a decline in value is other than temporary. In assessing whether a decline in value is other than temporary, MBIA Corp. considers several factors, including but not limited to (a) the magnitude and duration of the decline, (b) the reasons for the decline, such as credit rating downgrades, the financial condition of the issuer or the current interest rate environment, and (c) MBIA Corp.’s ability and intent to hold the investment to maturity or until the value recovers to an amount at least equal to amortized cost. If MBIA Corp. determines that a decline in the value of an investment is other than temporary, the investment is written down to its fair value and a realized loss is recorded in net income.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of less than 90 days.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized transactions and are recorded at contract value plus accrued interest, subject to the provisions of SFAS 140.

These transactions are entered into with MBIA Investment Management Corp. (“IMC”), a wholly owned subsidiary of MBIA Inc., in connection with IMC’s collateralized municipal investment agreement activity. It is MBIA Corp.’s policy to take possession of securities used to collateralize such transactions. MBIA Corp. minimizes the credit risk that IMC might be unable to fulfill its contractual obligations by monitoring IMC’s credit exposure and collateral value and requiring additional collateral to be deposited with MBIA Corp. when deemed necessary.

SFAS 140 also requires MBIA Corp. to reclassify financial assets pledged as collateral under certain agreements and to report those assets at fair value as a separate line item on the balance sheet with a corresponding adjustment to other comprehensive income. As of December 31, 2006 and 2005, the fair values of financial assets pledged as collateral under these agreements were $445 million and $431 million, respectively.

Policy Acquisition Costs

Policy acquisition costs include those expenses that relate primarily to, and vary with, the acquisition of new insurance business. MBIA Corp. periodically conducts a study to determine which operating costs have been incurred to acquire new insurance business and qualify for deferral. For business produced directly by MBIA Corp., such costs include compensation of employees involved in underwriting and policy issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs, net of ceding commissions, related to non-derivative transactions are deferred and amortized over the period in which the related premiums are earned. Policy acquisition costs related to insured derivative transactions are expensed as incurred.

MBIA Corp. will recognize a premium deficiency if the sum of expected loss and loss adjustment expenses and unamortized policy acquisition costs exceed the related unearned premiums. If MBIA Corp. were to have a premium deficiency that is greater than unamortized acquisition costs, the unamortized acquisition costs would be reduced by a charge to expense, and a liability (if necessary) would be established for any remaining deficiency. As of December 31, 2006, there have been no premium deficiencies. Although GAAP permits the inclusion of anticipated investment income when determining a premium deficiency, it is currently not being included in MBIA Corp.’s evaluation.

Goodwill

Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Under SFAS 142, “Goodwill and Other Intangible Assets,” MBIA Corp. tests the carry value of its goodwill for impairment at least annually. An impairment loss is triggered if the estimated fair value of an operating segment is less than its carrying value.

MBIA Corp. performed its annual impairment testing of goodwill as of January 1, 2007 and January 1, 2006. On both dates, the fair value of MBIA Corp. exceeded its carrying value indicating that goodwill was not impaired. In performing this evaluation, MBIA Corp. determined that the best measure of its fair value was book value adjusted for the after-tax effects of net deferred premium revenue less deferred acquisition costs, the present value of installment premiums and a provision for losses to arrive at adjusted book value. Adjusted book value is a common measure used by security analysts to assess the value of financial guarantee companies.

Property and Equipment

Property and equipment consists of land, buildings, leasehold improvements, furniture, fixtures and computer equipment and software. All property and equipment is recorded at cost and, except for land, is depreciated over the appropriate useful life of the asset using the straight-line method. Leasehold improvements are amortized over the useful life of the improvement or the remaining term of the lease, whichever is shorter. Maintenance and repairs are charged to current earnings as incurred. Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or group of assets is less than the corresponding carrying value. The useful lives of each class of assets are as follows:

Buildings and site improvements	2-31 years
Leasehold improvements	2-10 years
Furniture and fixtures	5-10 years
Computer equipment and software	3-10 years

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

Derivatives

Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivative instruments, whether stand-alone or embedded in other contracts or securities, are recognized on the balance sheet at their fair value, and changes in fair value are recognized immediately in earnings unless the derivatives qualify as hedges. If the derivatives qualify as hedges, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. If circumstances or events arise that require the termination and settlement of a derivative contract prior to maturity, any resulting gain or loss will be recognized immediately in earnings. For qualifying fair value hedges, if the hedge relationship is terminated, the derivative fair value adjustment is reported as part of the basis of the hedged item and is amortized to earnings as a yield adjustment. For qualifying cash flow hedges, if the hedge relationship is terminated, the derivative fair value adjustment recorded in other comprehensive income is recognized in earnings at the time the hedged cash flows are recognized, consistent with the original hedge strategy. If the underlying hedged item of a hedge relationship ceases to exist, all changes in the fair value of the derivative are recognized in earnings each period until the derivative matures or terminates.

The nature of MBIA Corp.’s business activities require the management of various financial and market risks, including those related to changes in interest rates and foreign currency exchange rates. MBIA Corp. uses derivative instruments to mitigate or eliminate certain of those risks. Additionally, MBIA Corp. uses credit derivative instruments as an alternative form of financial guarantee with the intent to hold these contracts to maturity. These credit derivative contracts are accounted for at fair value with changes in fair value recorded in earnings since they do not qualify for the financial guarantee scope exception under SFAS 133, as amended. See “Note 5: Derivative Instruments” for a further discussion of MBIA Corp.’s use of derivatives and their impact on MBIA Corp.’s financial statements.

Losses and Loss Adjustment Expenses

The financial guarantees issued by MBIA Corp. provide an unconditional and irrevocable guarantee of the payment of the principal of, and interest or other amounts owing on, insured obligations when due or, in the event that MBIA Corp. has the right, at its discretion, to accelerate insured obligations upon default or otherwise, upon such acceleration by MBIA Corp. Loss and loss adjustment expense (“LAE”) reserves are established by MBIA Corp.’s Loss Reserve Committee, which consists of members of senior management, and require the use of judgment and estimates with respect to the occurrence, timing and amount of a loss on an insured obligation. As discussed below, the accounting for non-derivative financial guarantee loss reserves is possibly subject to change.

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: an unallocated loss reserve and case basis reserves. The unallocated loss reserve is established on an undiscounted basis with respect to MBIA Corp.’s entire insured portfolio. MBIA Corp.’s unallocated loss reserve represents its estimate of losses that have or are probable to occur as a result of credit deterioration in MBIA Corp.’s insured portfolio but which have not yet been specifically identified and applied to specific insured obligations. The unallocated loss reserve is increased on a quarterly basis using a formula that applies a “loss factor” to MBIA Corp.’s scheduled net earned premium for the respective quarter, both of which are defined and set forth below. This increase in the unallocated reserve is MBIA Corp.’s provision for loss and loss adjustment expenses as reported on MBIA Corp.’s income statement. Scheduled net earned premium represents quarterly premium earnings, net of reinsurance, from all policies in force less the portion of quarterly premium earnings that have been accelerated as a result of the refunding or defeasance of insured obligations. Total earned premium as reported on MBIA Corp.’s income statement includes both scheduled net earned premium and premium earnings that have been accelerated, net of reinsurance. Once a policy is originated, the amount of scheduled net earned premium recorded in earnings will be included in MBIA Corp.’s calculation of its unallocated loss reserve. When an insured obligation is refunded, defeased or matures, MBIA Corp. does not reverse the unallocated loss reserve previously generated from the scheduled net earned premium on such obligation as MBIA Corp.’s unallocated loss reserve is not specific to any individual obligation.

Each quarter, MBIA Corp. calculates its provision for the unallocated loss reserve as a fixed percent of scheduled net earned premium. This amount is recorded as “Losses and loss adjustment expense” on the income statement. Annually, the Loss Reserve Committee evaluates the appropriateness of the fixed percent loss factor. In performing this evaluation, the Loss Reserve Committee considers the composition of MBIA Corp.’s insured portfolio by municipal sector, structured asset class, remaining maturity and credit quality, along with the latest industry data, including historical default and recovery experience for the relevant sectors of the fixed-income market in order to determine if a trend is developing that indicates the loss factor should be increased or decreased. In addition, MBIA Corp. considers its own historical loss activity and how those losses develop over time. The Loss Reserve Committee reviews the results of its annual evaluation over several years to determine whether any long-term trends are developing. Therefore, case basis

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

reserves established in any year may be above or below the loss factor without requiring an increase or decrease to the loss factor. MBIA Corp.’s additions to specific case basis reserves in the years ending December 31, 2005 and 2004 exceeded the 12% loss factor currently used by MBIA Corp. However, additions to specific case basis reserves in the year ended December 31, 2006 were less than the 12% loss factor. The Loss Reserve Committee is continuing to monitor any trends and evaluate whether an adjustment to MBIA Corp.’s current loss factor is appropriate. During the years ended December 31, 2006, 2005 and 2004, MBIA Corp. has calculated its provision for the unallocated loss reserve as 12% of scheduled net earned premium.

When a case basis reserve is established, MBIA Corp. reclassifies the estimated amount from its unallocated loss reserve in an amount equal to the specific case basis loss reserve. Therefore, the amount of available unallocated loss reserve at the end of each period is reduced by the actual case basis reserves established in the same period. Such reclassification has no effect on MBIA Corp.’s income statement as the unallocated loss reserve and specific case basis reserves, gross of recoveries from reinsurers, are reported as liabilities within “Loss and loss adjustment expense reserves” on MBIA Corp.’s balance sheet. In the event that case basis reserves develop at a significantly faster or slower rate than anticipated by applying the loss factor to net scheduled earned premium, MBIA Corp. will perform a qualitative evaluation with respect to the adequacy of the remaining unallocated loss reserve. In performing this evaluation, MBIA Corp. considers the anticipated amounts of future transfers to existing case basis reserves, as well as the likeliness those policies for which case basis reserves have not been established will require case basis reserves at a faster or slower rate than initially expected.

If, after establishing case basis reserves for the period, MBIA Corp. determines that the remaining unallocated loss reserve is not sufficient to cover its estimate of losses not yet specifically identified in its insured portfolio, additional unallocated loss reserves will be accrued at such time which, as a result, will reduce MBIA Corp.’s earnings for the period. Conversely, if MBIA Corp. determines that the remaining unallocated loss reserve is in excess of the amount needed to cover its estimate of unidentified losses, MBIA Corp. will reverse the excess at such time which, as a result, will increase MBIA Corp.’s earnings for the period. MBIA Corp. has not made any such adjustment to its unallocated loss reserve during the periods presented in MBIA Corp.’s financial statements.

MBIA Corp. establishes new case basis reserves with respect to a specific insurance policy when the Loss Reserve Committee determines that (i) a claim has been made or is probable in the future with respect to such policy based on specific credit events that have occurred and (ii) the amount of the ultimate loss that MBIA Corp. will incur under such policy can be reasonably estimated. The amount of the case basis reserve with respect to any policy is based on the net present value of the expected ultimate losses and loss adjustment expense payments that MBIA Corp. expects to pay with respect to such policy, net of expected recoveries under salvage and subrogation rights. The amount of the expected loss, net of expected recoveries, is discounted based on a discount rate equal to the actual yield of the fixed-income portfolio held by MBIA Corp.’s insurance subsidiaries at the end of the preceding fiscal quarter. MBIA Corp. believes this yield is an appropriate rate of return for present valuing its reserves as it reflects the rate of return on the assets supporting future claim payments by MBIA Corp. The discount rate used at December 31, 2006, 2005 and 2004 was 5.1%, 5.0% and 4.8%, respectively. When a case basis reserve is established for an insured obligation, MBIA Corp. continues to record premium revenue until it believes that premiums will no longer be collected on that obligation.

Case basis reserves are established in the same manner for policies with respect to which an insured event (i.e., a payment default on the insured obligation) has already occurred and for those policies where MBIA Corp. expects that an insured event will occur in the future based upon credit deterioration which has already occurred and has been identified. This reserving methodology is different from case basis reserves that are established by traditional property and casualty insurance companies, which determine case basis reserves only upon the occurrence of an insured event when reported. MBIA Corp. does not establish case basis reserves for all payments due under an insured obligation but rather only those that MBIA Corp. believes the issuer of the insured obligation will be unable to make. Case basis reserves cover the amount of principal and interest owed that MBIA Corp. expects to pay on its insured obligations and the costs of settlement and other loss mitigation expenses, net of expected recoveries. Expected recoveries reduce the amount of case basis reserves established by MBIA Corp. When MBIA Corp. becomes entitled to the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment, it records salvage and subrogation as an asset. Such amounts are included in MBIA Corp.’s balance sheet within “Other assets.”

A number of variables are taken into account in establishing specific case basis reserves for individual policies. These variables include the creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligation, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include the state of the economy, changes in interest rates, rates of inflation and the salvage values of specific collateral. The methodology for determining when a case basis reserve is established may differ from other financial guarantee insurance companies, as well as from other property and casualty insurance enterprises.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

Management believes that MBIA Corp.’s reserves are adequate to cover the ultimate net cost of claims. However, because the reserves are based on management’s judgment and estimates, there can be no assurance that the ultimate liability will not exceed such estimates. See “Note 15: Loss and Loss Adjustment Expense Reserves” for additional information regarding MBIA Corp.’s loss and LAE reserves.

MBIA Corp.’s loss reserving policy, described above, is based on guidance provided in SFAS 60, “Accounting and Reporting by Insurance Enterprises,” SFAS 5, “Accounting for Contingencies” and analogies to Emerging Issues Task Force (“EITF”) 85-20, “Recognition of Fees for Guaranteeing a Loan.” SFAS 60 requires that, for short-duration contracts, a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, be accrued when insured events occur. Additionally, SFAS 5, requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Although SFAS 60 provides guidance to insurance enterprises, MBIA Corp. does not believe SFAS 60 comprehensively addresses the unique attributes of financial guarantee insurance contracts, as the standard was developed prior to the maturity of the financial guarantee industry. SFAS 60 provides guidance with respect to insurance contracts that are either short-duration or long-duration in nature. Financial guarantee contracts typically have attributes of both and, therefore, are difficult to classify as either. For instance, financial guarantee contracts are reported for regulatory purposes as property and casualty insurance, normally considered short-duration, but have elements of long-duration contracts in that they are irrevocable and extend over a period that may be in excess of 30 years.

MBIA Corp. believes its loss reserving policy reflects the requirements of applicable accounting literature, as well as the fact that financial guarantee losses occur over time as a result of credit deterioration, operational difficulties of the insured obligor or fraud, which may not be specifically detected when they occur but which can be generally estimated across a portfolio of insured obligations based on the credit quality and nature of the portfolio and historical default data. MBIA Corp. does, however, recognize premium revenue and policy acquisition costs in a manner consistent with the guidance provided in SFAS 60 for short-duration contracts. If MBIA Corp. and the rest of the financial guarantee industry were required to classify its insurance contracts as either short-duration or long-duration or if new specific guidance for financial guarantee insurance emerges, different methods of accounting could apply with respect to loss reserving and liability recognition, and possibly extend to premium revenue and policy acquisition cost recognition. Additionally, there are differences in the methodology and measurement of loss reserves followed by other financial guarantee companies.

As a result of discussions in January and February 2005 between the Securities and Exchange Commission (“SEC”) staff and several financial guarantee industry participants, including MBIA Corp., the FASB staff considered whether additional guidance with respect to accounting for financial guarantee insurance contracts that are not accounted for under SFAS 133 should be provided. In June 2005, the FASB decided to add to its agenda a project to consider the accounting by insurers for financial guarantee insurance. As part of this project, the FASB is considering several aspects of the insurance accounting model for financial guarantee insurers, including claims liability recognition, premium recognition and the related amortization of deferred policy acquisition costs. When the FASB or the SEC reaches a conclusion on this project, MBIA Corp. and its financial guarantor peers may be required to change some aspects of their respective loss reserving policies and the potential changes could extend to premium and expense recognition. The FASB is expected to issue proposed guidance in the first quarter of 2007. MBIA Corp. cannot currently assess how the FASB and SEC staff’s ultimate resolution of this project will impact its loss reserving policy or the effect it might have on recognizing premium revenue and policy acquisition costs. Until final guidance is issued, MBIA Corp. intends to continue to apply its existing policy with respect to the establishment of both case basis and unallocated loss reserves and the recognition of premium revenue and policy acquisition costs.

Premium Revenue Recognition

Upfront premiums are earned in proportion to the expiration of the related insured par. Therefore, for transactions in which the premium is received upfront, premium earnings are greater in the earlier periods when there is a higher amount of par outstanding. The upfront premiums are apportioned to individual sinking fund payments of a bond issue according to an amortization schedule. After the premiums are allocated to each scheduled sinking fund payment, they are earned on a straight-line basis over the period of that sinking fund payment. Accordingly, deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of insured bonds and notes. When an MBIA Corp.-insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to MBIA Corp. Installment premiums are earned on a straight-line basis over each installment period, generally one year or less. As the outstanding principal of an installment-based policy

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

is paid down by the issuer of an MBIA Corp.-insured obligation, less premium is collected and recognized by MBIA Corp. MBIA Corp. may receive premiums upon the early termination of installment-based policies, which are earned when received. Both upfront and installment premium recognition methods recognize premiums over the term of an insurance policy in proportion to the remaining outstanding principal balance of the insured obligation.

The effect of MBIA Corp.’s upfront premium earnings policy is to recognize greater levels of upfront premiums in the earlier years of each policy insured, thus matching revenue recognition with exposure to the underlying risk. Recognizing premium revenue on a straight-line basis over the life of each policy without allocating premiums to the sinking fund payments would materially affect MBIA Corp.’s financial results. Premium earnings would be more evenly recorded as revenue throughout the period of risk than under the current method, but MBIA Corp. does not believe that the straight-line method would appropriately match premiums earned to MBIA Corp.’s exposure to the underlying risk. Therefore, MBIA Corp. believes its upfront premium earnings methodology is the most appropriate method to recognize its upfront premiums as revenue. The premium earnings methodology used by MBIA Corp. is similar to that used throughout the industry. Premium revenue recognition is subject to change as a result of the FASB project described in the preceding “Losses and Loss Adjustment Expenses” section.

Premiums ceded to reinsurers reduce the amount of earned premium MBIA Corp. will recognize from its insurance policies. For both upfront and installment policies, ceded premium expense is recognized in earnings in proportion to and at the same time the related premium revenue is recognized. Ceding commission income is recognized in earnings at the time the related premium is recognized.

Fee and Reimbursement Revenue Recognition

MBIA Corp. collects fees for services performed in connection with certain transactions. In addition, MBIA Corp. may be entitled to reimbursement of third-party expenses that it incurs in connection with certain transactions. Depending upon the type of fee received and whether it is related to an insurance policy, the fee is either earned when it is received or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when the related services are completed and the fee is received. Structuring fees are earned on a straight-line basis over the life of the related insurance policy and commitment fees are earned on a straight-line basis over the commitment period. Expense reimbursements are recognized when received.

Employee Stock Compensation

MBIA Corp. participates in MBIA Inc.’s long-term incentive plans. MBIA Inc. follows the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” as revised by SFAS 123(R), “Share-Based Payment.” Under the modified prospective transition method selected by the Company under the provisions of SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” all equity-based awards granted to employees and existing awards modified on or after January 1, 2003 are accounted for at fair value with compensation expense recorded in net income. See “Note 3: Recent Accounting Pronouncements” and “Note 17: Employee Benefits” for further information regarding the methodology utilized in recognizing employee stock compensation expense.

Gains and Losses

Net realized gains and losses are primarily generated from the sale of investments. Realized losses also include amounts resulting from the write-down of assets for which a decline in fair value below MBIA Corp.’s carry value is determined to be other than temporary. Net gains and losses on derivative instruments and foreign exchange are the result of fair valuing MBIA Corp.’s derivative instruments and gains and losses resulting from revaluing transactions denominated in foreign currencies.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains or losses, net of deferred taxes, resulting from translation of the financial statements of a non-U.S. operation, when the functional currency is other than U.S. dollars, are included in accumulated other comprehensive income in shareholder’s equity. Gains and losses resulting from transactions in foreign currencies are recorded in current earnings.

Income Taxes

MBIA Corp. is included in the consolidated tax return of MBIA Inc. The tax provision for MBIA Corp. for financial reporting purposes is determined on a stand-alone basis.

Deferred income taxes are provided with respect to the temporary differences between the tax bases of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 2: Significant Accounting Policies (continued)

amounts of assets and liabilities are recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, unrealized appreciation or depreciation of investments and derivatives, and MBIA Corp.’s statutory contingency reserve. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

The Internal Revenue Code permits companies writing financial guarantee insurance to deduct from taxable income amounts added to the statutory contingency reserve, subject to certain limitations. The tax benefits obtained from such deductions must be invested in non-interest-bearing U.S. Government tax and loss bonds. MBIA Corp. records purchases of tax and loss bonds as payments of federal income taxes. The amounts deducted must be restored to taxable income when the contingency reserve is released, at which time MBIA Corp. may present the tax and loss bonds for redemption to satisfy the additional tax liability.

Note 3: Recent Accounting Pronouncements

Standards to be Adopted in Future Periods

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides MBIA Corp. an irrevocable option to report selected financial assets and liabilities at fair value with changes in fair value recorded in earnings. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. MBIA Corp. is currently evaluating the provisions of SFAS 159 and their potential impact on its financial statements.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements under other accounting pronouncements, but does not change the existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 also clarifies that an issuer’s credit standing should be considered when measuring liabilities at fair value. SFAS 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (levels 1, 2 and 3 as defined). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. MBIA Corp. is currently evaluating the provisions of SFAS 157 and their potential impact on the financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.” FIN 48 requires MBIA Corp. to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. FIN 48 also provides guidance on the derecognition, classification and disclosure of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. MBIA Corp. believes that the adoption of FIN 48 will not have a material effect on its financial statements.

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS 133 and SFAS 140. SFAS 155 permits an entity to measure at fair value any financial instrument that contains an embedded derivative that would otherwise require bifurcation. The fair value designation may be applied on an instrument-by-instrument basis, however, the election to apply fair value accounting is irrevocable. For MBIA Corp., SFAS 155 is effective for those financial instruments acquired or issued on or after January 1, 2007. MBIA Corp. is currently evaluating the provisions of SFAS 155 and their potential impact on the financial statements.

Recently Adopted Accounting Standards

In September 2006, the SEC issued Staff Accounting Bulletin No. (“SAB”) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 requires that a registrant use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. In addition, SAB 108 provides permitted transition methods for correcting and disclosing errors that existed prior to the application of SAB 108 when such errors are determined to be material to a registrant’s financial statements upon the application of SAB 108. SAB 108 is effective for the first fiscal year ending after November 15, 2006, with early adoption permitted in interim reports filed with the SEC. MBIA Corp. applied the provisions of SAB 108 in connection with the preparation of its financial statements for the year ended December 31, 2006. The application of SAB 108 did not have a material effect on MBIA Corp.’s financial statements.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 3: Recent Accounting Pronouncements (continued)

In November 2005, the FASB issued FASB Staff Position (“FSP”) 115-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” which nullifies certain requirements of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and amends SFAS 115 and APB 18. FSP 115-1 outlines a three-step model to identify investment impairments in each reporting period. First, for each reporting period, individual securities are determined to be impaired if the fair value of a security is less than its cost. Second, impaired securities are evaluated as to whether the impairment is other than temporary based on existing applicable guidance. Lastly, if the impairment is other than temporary, an impairment loss is recognized in earnings equal to the difference between the investment’s cost and fair value as of the reporting date. Under FSP 115-1, the disclosure requirements required by EITF 03-1 issued in December 2003 were retained. EITF 03-1 requires MBIA Corp. to disclose certain information about unrealized losses on its investment portfolio that have not been recognized as other-than-temporary impairments. The requirements under FSP 115-1 were effective for reporting periods beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material effect on MBIA Corp.’s financial position or results of operations. See “Note 8: Investments” for the adopted disclosures required by EITF 03-1.

In December 2004, the FASB issued SFAS 123(R). SFAS 123(R) is a revision of SFAS 123 and supersedes APB 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires MBIA Corp., a participant in MBIA Inc.’s long-term incentive plans, to expense the fair value of employee stock options and other forms of stock-based compensation. In addition, SFAS 123(R) classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured at fair value on the grant date and not subsequently remeasured. These requirements were effective for MBIA Inc. as of January 1, 2006. MBIA Inc. adopted the fair value provisions of SFAS 123 effective January 1, 2002 and the adoption of SFAS 123(R) for equity awards did not have a material effect on MBIA Corp.’s financial position or results of operations. As MBIA Corp. has previously remeasured liability awards and expensed related costs, the adoption of SFAS 123(R) did not have a material effect on MBIA Corp.’s financial position or results of operations.

Note 4: Variable Interest Entities

MBIA Corp. provides credit enhancement services to global finance clients through third-party special purpose vehicles (“SPVs”), which are used in a variety of structures insured by MBIA Corp. MBIA Corp. has determined that such SPVs fall within the definition of a VIE under FIN 46(R). Under the provisions of FIN 46(R), an entity is considered a VIE subject to possible consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

With respect to third-party SPVs, MBIA Corp. must determine whether it has variable interests in VIEs and if so, whether those variable interests would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at December 31, 2006 are related to MBIA Corp.’s guarantee of certain VIEs. Such assets and liabilities are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet. The assets and liabilities of these VIEs each totaled $1.5 billion at December 31, 2006 and $1.3 billion at December 31, 2005. Revenues and expenses related to third-party VIEs are primarily recorded in “Net investment income” and “Interest expense”, respectively, on MBIA Corp.’s statements of income and substantially net to zero. Third-party VIEs’ creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee policy provided to the VIE.

MBIA Corp. consolidated two VIEs in the third quarter of 2004 and a third VIE in the fourth quarter of 2006 that were established in connection with the securitizations of Capital Asset Holdings GP, Inc. and certain affiliated entities (“Capital Asset”) tax liens and to which MBIA Corp. provided financial guarantees. In December 2006, MBIA Corp. sold its interest in all of these consolidated VIEs. MBIA Corp. held a variable interest in these entities, which resulted from its insurance policies, and had determined that it was the primary beneficiary under FIN 46(R). MBIA Corp. has reported these VIEs as discontinued operations and included the assets of the securitizations, totaling $2.5 million at December 31, 2005, within “Other assets” on its consolidated balance sheet. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note  5: Derivative Instruments

MBIA Corp. accounts for derivative transactions in accordance with SFAS 133, as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings within “Net gains (losses) on derivative instruments” or in shareholder’s equity within “Accumulated other comprehensive income,” depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge.

MBIA Corp. has entered into derivative transactions that it views as an extension of its core financial guarantee business but do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. MBIA Corp. has insured derivatives primarily consisting of structured pools of credit default swaps that MBIA Corp. intends to hold for the entire term of the contract. MBIA Corp. has also provided guarantees on the value of certain structured closed-end funds, which meet the definition of a derivative under SFAS 133. MBIA Corp. reduces risks embedded in its insured portfolio through the use of reinsurance and by entering into derivative transactions. This includes cessions of insured derivatives under reinsurance agreements and capital markets transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured credit derivative portfolio. Such arrangements are also accounted for as derivatives under SFAS 133 and recorded in MBIA Corp.’s financial statements at fair value. Premiums received on insured derivatives are recorded as part of premiums earned. Additionally, changes in fair values of derivative transactions are recorded in current earnings.

The notional values of the derivative instruments for the years ended December 31, 2006 and 2005 are as follows:

	December 31
In millions	2006	2005
Credit default swaps	$139,650	$110,261
Principal protection guarantees	1,777	2,567
Total return swaps	386	411
Credit linked notes	2	491
Interest rate caps/floors	108	—
All other	206	—

Total	$142,129	$113,730

As of December 31, 2006 and 2005, MBIA Corp. held derivative assets of $29.5 million and $40.3 million, respectively, and derivative liabilities of $26.0 million and $32.1 million, respectively, which are shown separately on the consolidated balance sheet.

The impact on earnings of all derivative transactions was an after-tax increase in net income of $49.3 million for 2006. The impact on earnings of all derivative transactions for 2005 and 2004 was an after-tax increase in net income of $43.5 million and $49.1 million, respectively. The income statement impact of derivative activity is broken down into revenues, net gains (losses) on derivative instruments. Interest and fee expense on derivatives are recorded within revenues and expenses. The change in fair value of derivatives is recorded within net gains (losses) on derivative instruments.

The following table displays the impact described above on the 2006, 2005 and 2004 income statements for all derivative transactions related to MBIA Corp:

	Years ended December 31
In millions	2006	2005	2004
Revenues (1)	$80.8	$73.2	$68.9
Net gains (losses) on derivative instruments:
Credit derivatives	(5.0)	(6.3)	6.6

Total revenues	75.8	66.9	75.5

Income before income taxes	75.8	66.9	75.5
Tax provision	(26.5)	(23.4)	(26.4)

Net income	$49.3	$43.5	$49.1

(1)	Includes premiums earned and fees.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 5: Derivative Instruments (continued)

The fair value of MBIA Corp.’s derivative instruments is estimated using various valuation models that conform to industry standards. MBIA Corp. utilizes both vendor-developed and proprietary models, based on the complexity of transactions. Dealer market quotes are typically obtained for regularly traded contracts and provide the best estimate of fair value. However, when reliable dealer market quotes are not available, MBIA Corp. uses a variety of market and portfolio data relative to the type and structure of contracts. Several of the more significant types of data that influence MBIA Corp.’s valuation models include interest rates, credit spreads, credit quality ratings and correlation assumptions. This data is obtained from highly recognized sources and is reviewed for reasonableness and applicability to MBIA Corp.’s derivative portfolio.

The use of market data requires management to make assumptions on how the fair value of derivative instruments is affected by current market conditions. Therefore, results can significantly differ between models and due to changes in management assumptions. MBIA Corp. maintains an ongoing review of its valuation models and has instituted procedures for the approval and control of data inputs. In the years ended December 31, 2006, 2005 and 2004, there were no significant changes to the valuation process.

Note  6: Statutory Accounting Practices

The financial statements have been prepared on a GAAP basis, which differs in certain respects from the statutory accounting practices prescribed or permitted by the insurance regulatory authorities. Statutory accounting practices differ from GAAP in the following respects:

•

upfront premiums are earned on a basis proportionate to the scheduled periodic maturity of principal and payment of interest (“debt service”) to the original total principal and interest insured as opposed to earning in proportion to the expiration of the related risk;

•	acquisition costs are charged to operations as incurred rather than deferred and amortized as the related premiums are earned;

•	fixed-maturity investments are generally reported at amortized cost rather than fair value;

•

a contingency reserve is computed on the basis of statutory requirements, and reserves for losses and LAE are established at present value for specific insured issues that are identified as currently or likely to be in default. Under GAAP, reserves are established based on MBIA Corp.’s reasonable estimate of the identified and unallocated losses and LAE on the insured obligations it has written;

•

changes in net deferred income taxes are recognized as a separate component of gains and losses in surplus. Under GAAP, changes in MBIA Corp.’s net deferred income tax balances are recognized in net income;

•

the Internal Revenue Service permits financial guarantee insurance companies a deduction for increases to the statutory contingency reserve resulting in the purchase of tax and loss bonds equal to the tax benefit derived. Tax and loss bonds purchased are recorded as admitted assets and credited to surplus. Contingency reserves are not permitted under GAAP;

•

the acquisitions of MBIA Corp. and MBIA Illinois were recorded at statutory book value. Therefore, no goodwill was recorded. Under GAAP, goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired;

•	derivative assets and liabilities exclude insurance guarantees, while under GAAP, guarantees that do not qualify for the financial guarantee scope exception under SFAS 133 are recorded at fair value

•	certain assets designated as “non-admitted assets” are charged directly against surplus but are reflected as assets under GAAP; and

•	salvage and subrogation receivables are netted against loss and LAE reserves. Under GAAP, these receivables are reported as assets.

Net income of MBIA Corp. and its subsidiaries determined in accordance with statutory accounting practices for the years ended December 31, 2006, 2005 and 2004 was $668.6 million, $633.0 million and $768.5 million, respectively.

The following is a reconciliation of consolidated shareholder’s equity presented on a GAAP basis to statutory capital and surplus for MBIA Corp. and its subsidiaries:

	As of December 31
In thousands	2006	2005
GAAP shareholder’s equity	$7,058,392	$7,079,900
Premium revenue recognition	(740,749)	(730,541)
Deferral of acquisition costs	(449,556)	(427,111)
Investments, including unrealized gains / losses	(434,711)	(445,265)
Contingency reserve	(2,478,064)	(2,768,992)
Unallocated loss and LAE reserves	213,319	208,612
Deferred income tax liabilities, net	427,071	513,124

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 6: Statutory Accounting Practices (continued)

	As of December 31
In thousands	2006	2005
Tax and loss bonds	$577,193	$455,824
Goodwill	(76,938)	(76,938)
Derivative assets and liabilities	(3,766)	(8,289)
Non-admitted assets and other items	(11,559)	75

Statutory capital and surplus	$4,080,632	$3,800,399

The New York State Insurance Department (“NYSID”) recognizes only statutory accounting practices prescribed or permitted by the State of New York and the NYSID has adopted the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures Manual as a component of the NYSID’s prescribed or permitted practices.

The NYSID does not allow goodwill to be an admitted asset, while the NAIC requires goodwill recognition. At December 31, 2006 and 2005, MBIA Corp. reduced admitted assets by $76.9 million related to goodwill. The NYSID prescribes discounting of case basis loss reserves. Incurred losses and LAE include amounts discounted at 5.1% and 5.0% for 2006 and 2005, respectively. The discount for 2006 was $21.3 million and for 2005 was $28.1 million. NYSID prescribed procedure enables MBIA Corp. to account for Channel Reinsurance Ltd. (“Channel Re”), a triple-A rated financial guarantee reinsurance company in which MBIA Corp. holds a 17.4% ownership interest, as other investments rather than as an affiliate. The NYSID prescribed the treatment of estimated lease receipts related to an MBIA Corp. paid loss as a non-admitted asset, while the NAIC would require these anticipated receipts to offset loss reserves. As of December 31, 2006 and 2005, MBIA Corp. has reduced admitted assets by $19.6 million and $22.2 million, respectively, related to these estimated lease receipts.

Note 7: Premiums Earned from Refunded, Called and Terminated Insured Obligations

When an MBIA Corp.-insured obligation is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to MBIA Corp. Additionally, MBIA Corp. may receive premiums upon the early termination of installment-based policies, which are earned when received. Premiums earned, after reinsurance, include $161.5 million, $140.5 million and $143.4 million for 2006, 2005 and 2004, respectively, related to refunded, called and terminated MBIA Corp.-insured obligations.

Note 8: Investments

MBIA Corp.’s investment objective is to optimize long-term, after-tax returns while emphasizing the preservation of capital through maintenance of high quality investments with adequate liquidity. MBIA Corp.’s investment policies limit the amount of credit exposure to any one issuer. The fixed-maturity portfolio consists of high quality (average rating Aa) taxable and tax-exempt investments of diversified maturities.

The following tables present the amortized cost and fair value of the available-for-sale fixed-maturity and short-term investments included in the consolidated investment portfolio of MBIA Corp. as of December 31, 2006 and 2005:

In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2006
Taxable bonds:
United States Treasury and government agency	$367,144	$1,632	$(3,434)	$365,342
Foreign governments	590,356	14,185	(5,490)	599,051
Corporate obligations	1,903,456	56,751	(6,182)	1,954,025
Mortgage-backed	1,389,947	8,014	(19,583)	1,378,378
Asset-backed	239,748	5,867	(419)	245,196

Total	4,490,651	86,449	(35,108)	4,541,992
Tax-exempt bonds:
State and municipal obligations	5,276,662	191,989	(1,858)	5,466,793

Total fixed-maturity investments	9,767,313	278,438	(36,966)	10,008,785

Equity and other investments	—	—	—	—

Total available-for-sale investments	$9,767,313	$278,438	$(36,966)	$10,008,785

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 8: Investments (continued)

In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2005
Taxable bonds:
United States Treasury and government agency	$382,175	$3,419	$(3,860)	$381,734
Foreign governments	386,513	11,391	(612)	397,292
Corporate	1,879,191	71,503	(8,692)	1,942,002
Mortgage-backed	1,337,585	6,145	(23,653)	1,320,077
Asset-backed	272,616	10,023	(340)	282,299

Total	4,258,080	102,481	(37,157)	4,323,404
Tax-exempt bonds:
State and municipal obligations	5,346,577	215,389	(7,169)	5,554,797

Total fixed-maturity investments	9,604,657	317,870	(44,326)	9,878,201
Equity and other investments	215,014	27,006	(764)	241,256

Total available-for-sale investments	$9,819,671	$344,876	$(45,090)	$10,119,457

Fixed-maturity investments carried at fair value of $13.0 million and $12.9 million as of December 31, 2006 and 2005, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

The following table presents the distribution by contractual maturity of the available-for-sale fixed-maturity and short-term investments at amortized cost and fair value at December 31, 2006. Contractual maturity may differ from expected maturity because borrowers may have the right to call or prepay obligations.

In thousands	Amortized Cost	Fair Value
Due in one year or less	$986,780	$986,780
Due after one year through five years	1,170,113	1,192,088
Due after five years through ten years	2,002,458	2,065,865
Due after ten years through fifteen years	1,223,275	1,285,233
Due after fifteen years	2,636,305	2,737,032
Mortgage-backed	1,561,134	1,549,091
Asset-backed	187,248	192,696

Total fixed-maturity and short-term investments	$9,767,313	$10,008,785

Investments that are held-to-maturity are reported on MBIA Corp.’s balance sheet at amortized cost. These investments primarily relate to MBIA Corp.’s consolidated VIEs which consist of floating rate securities. As of December 31, 2006, the amortized cost and fair value of held-to-maturity investments totaled $1.4 billion and as of December 31, 2005, the amortized cost and fair value of held-to-maturity investments totaled $1.3 billion. As of December 31, 2006 and 2005, there were no unrecognized gross gains or unrecognized gross losses on these investments as amortized cost was equal to fair value. The following table presents the distribution of held-to-maturity investments by contractual maturity at amortized cost at December 31, 2006.

In thousands	Amortized Cost
Due in one year or less	$—
Due after one year through five years	3,539
Due after five years through ten years	1,178
Due after ten years through fifteen years	—
Due after fifteen years	1,100,000
Mortgage-backed	300,591

Total held-to-maturity investments	$1,405,308

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 8: Investments (continued)

Included in the tables above are investments that have been insured by MBIA Corp. At December 31, 2006, MBIA Corp. insured investments at fair value represented $808 million or 7% of the total portfolio. Without giving effect to the MBIA guarantee of the MBIA insured investments, the underlying ratings (those given to an investment without the benefit of MBIA Corp.’s guarantee) of the MBIA insured investments as of December 31, 2006 are reflected in the following table. Amounts represent the fair value of such investments including the benefit of the MBIA Corp. guarantee. The ratings in the table below are the lower underlying rating assigned by S&P or Moody’s when an underlying rating exists from either rating service, or when an external underlying rating is not available, the underlying rating is based on MBIA Corp.’s best estimate of the underlying rating of such investment.

Underlying Ratings Scale In thousands	Fair Value
Aaa	$215,108
Aa	69,767
A	248,095
Baa	169,043
Below Investment Grade	105,516

Total	$807,529

The following table presents the gross unrealized losses included in accumulated other comprehensive income as of December 31, 2006 related to available-for-sale fixed-maturity and other investments, including equity investments. The table segregates investments that have been in a continuous unrealized loss position for less than 12 months from those that have been in a continuous unrealized loss position for 12 months or longer.

	As of December 31, 2006
	Less than 12 Months		12 Months or Longer		Total
In thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
United States Treasury and government agency	$87,069	$(631)	$123,849	$(2,803)	$210,918	$(3,434)
Foreign governments	303,376	(4,442)	52,075	(1,048)	355,451	(5,490)
Corporate	97,538	(1,683)	178,283	(4,499)	275,821	(6,182)
Mortgage-backed	90,287	(271)	729,429	(19,312)	819,716	(19,583)
Asset-backed	12,865	(51)	18,945	(368)	31,810	(419)

Total	591,135	(7,078)	1,102,581	(28,030)	1,693,716	(35,108)
State and municipal obligations	161,857	(558)	178,844	(1,300)	340,701	(1,858)

Total debt securities	752,992	(7,636)	1,281,425	(29,330)	2,034,417	(36,966)
Equities	—	—	—	—	—	—

Total	$752,992	$(7,636)	$1,281,425	$(29,330)	$2,034,417	$(36,966)

	As of December 31, 2005
	Less than 12 Months		12 Months or Longer		Total
In thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
United States Treasury and government agency	$210,075	$(3,144)	$29,758	$(716)	$239,833	$(3,860)
Foreign governments	32,768	(612)	—	—	32,768	(612)
Corporate	244,474	(6,702)	63,750	(1,990)	308,224	(8,692)
Mortgage-backed	627,826	(11,969)	405,592	(11,684)	1,033,418	(23,653)
Asset-backed	32,458	(340)	—	—	32,458	(340)

Total	1,147,601	(22,767)	499,100	(14,390)	1,646,701	(37,157)
State and municipal obligations	889,455	(6,647)	24,698	(522)	914,153	(7,169)

Total debt securities	2,037,056	(29,414)	523,798	(14,912)	2,560,854	(44,326)
Equities	36,933	(378)	15,276	(386)	52,209	(764)

Total	$2,073,989	$(29,792)	$539,074	$(15,298)	$2,613,063	$(45,090)

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 8: Investments (continued)

As of December 31, 2006 and 2005, MBIA Corp.’s available-for-sale fixed-maturity and equity investment portfolios’ gross unrealized losses totaled $37.0 million and $45.1 million, respectively. The weighted-average contractual maturity of securities in an unrealized loss position as of December 31, 2006 and 2005 was 15 years and 19 years, respectively. As of December 31, 2006, there were 208 securities that were in an unrealized loss position for a continuous twelve-month period or longer. Only one of the 208 securities had unrealized losses in which its book value exceeded market value by more than 5%. As of December 31, 2005, there were 72 securities that were in an unrealized loss position for a continuous twelve-month period or longer. None of the 72 securities had unrealized losses in which book value exceeded market value by more than 5%.

MBIA Corp. has evaluated whether the unrealized losses in its investment portfolios were other than temporary considering the circumstances that gave rise to the unrealized losses, along with MBIA Corp.’s ability and intent to hold these securities to maturity or until such time as to recover an amount equal to their amortized cost. Based on its evaluation, MBIA Corp. did not consider any of the unrealized losses to be other than temporary. MBIA Corp. determined that the unrealized losses on these securities were temporary in nature because there was no deterioration of credit quality spreads or a downgrade to below investment grade by at least one rating agency. Additionally, MBIA Corp. has both the ability and intent to hold these securities until their fair value recovers to an amount at least equal to amortized cost or to maturity. If circumstances change, such as unexpected credit-related actions of an issuer of a security, the general interest rate environment or liquidity events, among others, MBIA Corp. will reevaluate its intent to hold a security and determine whether an impairment loss should be realized in current net income. See “Note 9: Investment Income and Gains and Losses” for information on realized losses due to other-than-temporary impairments.

Note 9: Investment Income and Gains and Losses

The following table includes MBIA Corp.’s net investment income for the years ended 2006, 2005 and 2004. Net realized gains (losses) from investment security sales are generated as a result of the ongoing management of all of MBIA Corp.’s investment portfolios. Other investment net realized gains in 2006 of $23 million were due to the sale of a common stock investment in RAM Holdings Inc., the holding company of RAM Reinsurance Company, Ltd., which generated a realized gain of $11 million. Additionally, other investment net realized gains include a net $8 million gain related to the sale of perpetual securities. Other net realized losses in 2006 of $26 million include a $25 million write-down of a salvage receivable. Other investment net realized gains in 2005 of $3 million were primarily due to the sale of perpetual securities of $8 million offset by a net $5 million other-than-temporary impairment of an investment. Other net realized losses in 2005 of $21 million include a $16 million impairment loss on receivables MBIA Corp. held through salvage and subrogation rights it obtained as a result of claim payments it previously made on insured credits. In 2004, other investment gains were largely due to the sale of a common stock investment MBIA Corp. purchased in 2002, which resulted in a $77 million gain. Other net realized gains in 2004 of $41 million resulted from the termination of certain transactions that were accounted for as deposits. Additionally, in 2005 and 2004, MBIA Corp. recognized realized losses of $3 million and $11 million, respectively due to other-than-temporary impairments of taxable fixed-maturity investments.

	Years ended December 31
In thousands	2006	2005	2004
Fixed-maturity	$472,453	$414,840	$404,864
Held-to-maturity	60,472	26,544	34,358
Short-term investments	49,781	44,095	23,936
Other investments	5,557	16,257	16,964

Gross investment income	588,263	501,736	480,122
Investment expenses	12,421	12,166	11,414

Net investment income	575,842	489,570	468,708
Net realized gains (losses):
Fixed-maturity
Gains	26,763	25,100	23,750
Losses	(19,353)	(10,813)	(35,187)

Net	7,410	14,287	(11,437)
Other investments
Gains	24,762	12,108	80,111
Losses	(1,570)	(8,806)	(1,172)

Net	23,192	3,302	78,939

Other
Gains	1,479	1,333	41,292
Losses	(27,351)	(22,578)	—

Net	(25,872)	(21,245)	41,292

Total net realized gains (losses)	4,730	(3,656)	108,794

Total investment income	$580,572	$485,914	$577,502

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 9: Investment Income and Gains and Losses (continued)

Net unrealized gains, including related deferred income taxes, reported in accumulated other comprehensive income within shareholder’s equity consist of:

	As of December 31
In thousands	2006	2005
Fixed-maturity:
Gains	$270,998	$317,870
Losses	(36,966)	(44,326)

Net	234,032	273,544

Other investments:
Gains	16,853	44,038
Losses	—	(764)

Net	16,853	43,274

Total	250,885	316,818
Deferred income tax provision	90,573	118,212

Unrealized gains, net	$160,312	$198,606

The change in net unrealized gains consists of:

	Years ended December 31
In thousands	2006	2005	2004
Fixed-maturity	$(39,512)	$(190,439)	$(42,555)
Other investments	(26,421)	(28,354)	(78,700)

Total	(65,933)	(218,793)	(121,255)
Deferred income taxes	(27,639)	(67,746)	(43,579)

Change in unrealized gains, net	$(38,294)	$(151,047)	$(77,676)

Note 10: Income Taxes

Income taxes on income and shareholder’s equity for the years ended December 31, 2006, 2005 and 2004 were as follows:

	Years ended December 31
In thousands	2006	2005	2004
Current taxes:
Federal	$268,391	$212,813	$222,783
Foreign	60,286	15,465	1,266
Deferred taxes:
Federal	(2,134)	50,596	84,838
Foreign	(35,893)	6,242	16,984

Provision for income taxes from continuing operations	290,650	285,116	325,871

Taxes on income/(loss) from discontinued operations	829	(1,179)	—
Taxes on gain from sale of discontinued operations	454	—	—

Total income taxes charged to income	291,933	283,937	325,871
Income taxes charged (credited) to shareholder’s equity:
Unrealized (losses) gains on investment securities	(27,639)	(67,746)	(43,579)
Change in foreign currency translation	2,316	155	5,266
Exercise of stock options, vested restricted stock and other	(3,594)	(1,489)	(5,349)

Total income taxes charged (credited) to shareholder’s equity	(28,917)	(69,080)	(43,662)

Total effect of income taxes	$263,016	$214,857	$282,209

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 10: Income Taxes (continued)

MBIA Corp.’s effective income tax rate differs from the statutory rate on ordinary income due to the tax effect of permanent differences. The reasons for MBIA Corp.’s lower effective tax rates are as follows:

	Years ended December 31
	2006	2005	2004
Income taxes computed on pre-tax financial income at statutory rates	35.0%	35.0%	35.0%
Reduction in taxes resulting from:
Tax-exempt interest	(7.1)	(6.9)	(5.7)
Other	(1.2)	(1.2)	(2.0)

Provision for income taxes	26.7%	26.9%	27.3%

MBIA Corp. recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2006 and 2005 are presented in the following table:

In thousands	2006	2005
Deferred tax assets:
Tax and loss bonds	$575,443	$455,824
Loss and loss adjustment expense reserves	72,668	73,264
Compensation and employee benefits	54,727	54,387
Other	15,738	23,763

Total gross deferred tax assets	718,576	607,238

Deferred tax liabilities:
Contingency reserve	683,769	564,149
Deferred premium revenue	154,560	165,312
Deferred acquisition costs	157,344	149,489
Unrealized gains	101,216	126,539
Investments	25,552	67,156

Total gross deferred tax liabilities	1,122,441	1,072,645

Net deferred tax liability	$403,865	$465,407

MBIA Corp. believes that its deferred tax assets will be fully recognized in future periods and, therefore, has not established a valuation allowance with respect to such assets.

As it is MBIA Corp.’s practice and intent to permanently reinvest the earnings of MBIA Assurance and MBIA UK in such entities, no U.S. deferred income taxes have been provided with respect to the undistributed earnings of these entities. The cumulative amounts of such untaxed earnings were $189.2 million, $144.4 million and $106.0 million at December 31, 2006, 2005 and 2004, respectively.

Note 11: Dividends and Capital Requirements

New York State insurance law regulates the payment of dividends by financial guarantee insurance companies and provides that such companies may not declare or distribute dividends except out of statutory earned surplus. Under New York State insurance law, the sum of (i) the amount of dividends declared or distributed during the preceding 12-month period and (ii) the dividend to be declared may not exceed the lesser of (a) 10% of policyholders’ surplus, as shown by the most recent statutory financial statement on file with the NYSID, or (b) 100% of adjusted net investment income for such 12-month period (the net investment income for such 12-month period plus the excess, if any, of net investment income over dividends declared or distributed during the two-year period preceding such 12-month period), unless the New York Superintendent of Insurance approves a greater dividend distribution based upon a finding that the insurer will retain sufficient surplus to support its obligations and writings.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 11: Dividends and Capital Requirements (continued)

In 2006 and 2005, MBIA Corp. declared and paid dividends of $339 million and $95 million, respectively, to MBIA Inc. without the need for special approval by the NYSID. In the fourth quarter of 2006, MBIA Corp. received approval from the NYSID to pay a total dividend of $500 million, which MBIA Corp. declared and paid to MBIA Inc. in December 2006.

CMAC did not declare or pay any dividends in 2006 and 2005. CMAC has regular dividend capacity of $3.7 million and $4.9 million as of December 31, 2006 and December 31, 2005, respectively.

Under Illinois Insurance Law, MBIA Illinois may pay a dividend from unassigned surplus. Dividends in any 12-month period may not exceed the greater of 10% of policyholders’ surplus at the end of the preceding calendar year or the net income of the preceding calendar year without the approval of the Illinois State Insurance Department. In accordance with such restrictions on the amount of dividends that can be paid in any 12-month period, MBIA Illinois has regular dividend capacity of $17.6 million and $17.1 million as of December 31, 2006 and December 31, 2005, respectively. MBIA Illinois did not declare or pay any dividends in 2006 and 2005.

NYSID and certain other statutory insurance regulatory authorities in and outside the U.S., and the agencies that rate the bonds insured by MBIA Corp. and its subsidiaries, have various requirements relating to the maintenance of certain minimum ratios of statutory capital and reserves to net insurance in force. MBIA Corp. and its subsidiaries were in compliance with these requirements as of December 31, 2006 and 2005.

Note 12: Short-Term Debt and Other Borrowing Arrangements

MBIA Corp.’s short-term debt consists of floating rate certificates issued as part of Tender Option Bond (“TOB”) trades. A TOB trade is a repackaging of municipal bonds, effectively providing MBIA Corp. with leveraged securitized financing of long-term bonds at short-term tax-exempt rates. At December 31, 2006 and 2005, floating rate certificates related to the TOB trades included in short-term debt totaled $40.9 million and $58.7 million, respectively. The aggregate weighted average interest rate as of December 31, 2006 and 2005 was 3.94% and 3.55%, respectively. Assets supporting these certificates are included in MBIA Corp.’s available-for-sale fixed-maturity investment portfolio.

MBIA Corp. maintained a $450 million limited recourse standby line of credit facility with a group of major triple-A rated banks to provide funds for the payment of claims in excess of the greater of $500 million of cumulative claims, net of recoveries, or 5% of average annual debt service with respect to public finance transactions. The agreement is for a ten-year term, which expires in March 2015.

MBIA Corp. has access to $400 million of Money Market Committed Preferred Custodial Trust securities (“CPCT securities”) issued by eight trusts, which were created for the primary purpose of issuing CPCT securities and investing the proceeds in high quality commercial paper or short-term U.S. Government obligations. MBIA Corp. has a put option to sell to the trusts the perpetual preferred stock of MBIA Corp. If MBIA Corp. exercises its put option, the trusts will transfer the proceeds to MBIA Corp. in exchange for the preferred stock. The trusts will hold the preferred stock and distribute the preferred dividends to the holders of the CPCT securities. MBIA Corp. has the right to redeem the preferred stock, and then put the preferred stock back to the trusts again, indefinitely. Any preferred stock issued by MBIA Corp. would be non-cumulative unless MBIA Corp. pays dividends on its common stock, during which time the dividends on its preferred stock would be cumulative. Preferred stockholders would have rights that are subordinated to insurance claims, as well as to general unsecured creditors, but senior to any common stockholders of MBIA Corp.

The trusts are vehicles for providing capital support to MBIA Corp. by allowing it to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put options. S&P and Moody’s rate the trusts AA and Aa2, respectively. To date, MBIA Corp. has not exercised its put options under any of these arrangements.

At December 31, 2006, MBIA maintained a revolving credit facility totaling $500 million with a group of highly rated global banks. During the second quarter of 2006, the Company negotiated more favorable terms of the facility, including an extension of the maturity from April 2010 to May 2011. The facility contains certain covenants including, among others, that the consolidated net worth of MBIA Inc. and MBIA Corp. will not fall below $2.8 billion and that the ratio of consolidated debt to equity for MBIA Inc. and MBIA Corp. will not exceed 30%, at any time. During 2006, there were no balances outstanding under the facility.

Note 13: Net Insurance In Force

MBIA Corp. guarantees the payment of principal of, and interest and other amounts owing on, municipal, asset-/mortgage-backed and other non-municipal securities. MBIA Corp.’s ultimate exposure to credit loss in the event of nonperformance by the insured is represented by the net insurance in force in the tables that follow.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 13: Net Insurance In Force (continued)

The insurance policies issued by MBIA Corp. are unconditional and irrevocable commitments to guarantee payment on insured obligations to holders of the insured obligations. The creditworthiness of each insured issue is evaluated prior to the issuance of insurance, and each insured issue must comply with MBIA Corp.’s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become MBIA Corp.’s upon the payment of a claim by MBIA Corp.

MBIA Corp. maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance. For global public finance transactions these include economic and social trends, debt and financial management, adequacy of anticipated cash flow, satisfactory legal structure and other security provisions, viable tax and economic bases, adequacy of loss coverage and project feasibility. For global structured finance transactions, MBIA Corp.’s underwriting guidelines, analysis and due diligence focus on counterparty credit and operational quality. MBIA Corp. also analyzes the quality of asset pools as well as their historical and projected performance. The strength of a structure, including legal segregation of the assets, cash flow analysis, the size and source of first loss protection, asset performance triggers and financial covenants are also reviewed. Such guidelines are subject to periodic review by senior risk committees, which are responsible for establishing the criteria for MBIA Corp.’s underwriting standards as well as maintaining the standards in its insurance operations.

As of December 31, 2006, insurance in force, net of cessions to reinsurers and other reimbursement agreements had an expected maturity range of 1-50 years. Other reimbursement agreements that have been netted from MBIA Corp.’s insurance in force as reported below relate to contracts under which MBIA Corp. is entitled to reimbursement of losses on its insured portfolio but which do not qualify as reinsurance under GAAP. These agreements resulted in deductions of $9.3 billion and $11.2 billion for 2006 and 2005, respectively. The distribution of net insurance in force by geographic location, including $20.8 billion and $15.7 billion relating to transactions guaranteed by MBIA Corp. on behalf of various investment management services’ affiliated companies in 2006 and 2005, respectively, is presented in the following table:

	As of December 31
	2006		2005
Geographic Location In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
California	$116.2	12.1%	$115.4	12.8%
New York	84.4	8.8	80.2	8.9
Florida	45.9	4.8	42.8	4.7
Texas	37.2	3.9	36.2	4.0
Illinois	34.5	3.6	32.4	3.6
New Jersey	31.9	3.3	31.3	3.5
Massachusetts	21.3	2.2	23.6	2.6
Washington	21.3	2.2	20.9	2.3
Pennsylvania	20.5	2.1	22.7	2.5
Michigan	19.3	2.0	20.5	2.2

Subtotal	432.5	45.0	426.0	47.1
Nationally diversified	143.6	14.9	127.4	14.1
Other states	241.7	25.2	234.6	25.9

Total United States	817.8	85.1	788.0	87.1

Internationally diversified	51.5	5.4	49.5	5.5
Country specific	91.5	9.5	67.2	7.4

Total Non-United States	143.0	14.9	116.7	12.9

Total	$960.8	100.0%	$904.7	100.0%

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 13: Net Insurance In Force (continued)

The net insurance in force by type of bond is presented in the following table:

	As of December 31
	2006		2005
Bond Type In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
Global Public Finance:
United States
General obligation	$258.7	26.9%	$248.9	27.5%
Utilities	116.3	12.1	114.5	12.7
Special revenue	81.7	8.5	75.6	8.4
Transportation	56.0	5.8	58.1	6.4
Health care	46.6	4.9	52.4	5.8
Higher education	39.8	4.1	38.9	4.3
Housing	33.1	3.5	30.8	3.4
Investor-owned utilities	14.6	1.5	18.5	2.0

Total United States	646.8	67.3	637.7	70.5

Non-United States
Sovereign	21.6	2.2	15.2	1.7
Transportation	17.8	1.9	13.9	1.5
Utilities	11.6	1.2	8.9	1.0
Investor-owned utilities	6.5	0.7	5.2	0.6
Sub-sovereign	1.0	0.1	1.0	0.1
Housing	0.5	0.1	0.5	0.1
Health care	0.4	0.0	0.4	0.0
Higher education	0.1	0.0	0.1	0.0

Total Non-United States	59.5	6.2	45.2	5.0

Total Global Public Finance	706.3	73.5	682.9	75.5

Global Structured Finance:
United States
Collateralized debt obligations	56.9	5.9	44.3	4.9
Mortgage-backed:
Home equity	23.8	2.5	19.2	2.1
Other	6.7	0.7	8.3	0.9
First mortgage	4.5	0.4	3.9	0.4
Asset-backed:
Other	20.7	2.1	20.8	2.3
Auto	10.2	1.1	9.6	1.1
Credit cards	1.7	0.2	4.3	0.5
Leasing	0.5	0.1	0.4	0.0
Pooled corp. obligations & other	23.1	2.4	22.2	2.5
Financial risk	22.9	2.4	17.3	1.9

Total United States	171.0	17.8	150.3	16.6

Non-United States
Collateralized debt obligations	45.6	4.8	37.3	4.1
Mortgage-backed:
First mortgage	14.1	1.5	13.1	1.4
Other	5.8	0.6	5.5	0.6
Home equity	2.3	0.2	0.7	0.1
Pooled corp. obligations & other	7.8	0.8	7.6	0.8
Asset-backed	5.9	0.6	5.0	0.6
Financial risk	2.0	0.2	2.3	0.3

Total Non-United States	83.5	8.7	71.5	7.9

Total Global Structured Finance	254.5	26.5	221.8	24.5

Total	$960.8	100.0%	$904.7	100.0%

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 13: Net Insurance In Force (continued)

MBIA Corp. has entered into certain guarantees of derivative contracts, included in the preceding tables, which do not qualify for the financial guarantee scope exception under SFAS 133. MBIA Corp. generally guarantees the timely payment of principal and interest related to these derivatives upon the occurrence of a credit event with respect to a referenced obligation. The maximum amount of future payments that MBIA Corp. may be required to make under these guarantees, should a full credit event occur, is $100.1 billion. This amount is net of $21.0 billion of insured derivatives ceded under reinsurance agreements and capital market transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured derivatives. MBIA Corp.’s guarantees of derivative contracts have a legal maximum maturity range of 1-90 years. A small number of guaranteed credit derivative contracts have long maturities to satisfy regulatory requirements imposed on MBIA Corp.’s counterparties. However, the expected maturities of such contracts are much shorter due to amortizations and prepayments in the underlying collateral pools. In accordance with SFAS 133, the fair values of these guarantees at December 31, 2006 are recorded on the balance sheet as assets and liabilities, representing gross gains and losses, of $29.5 million and $26.0 million, respectively. These derivative contracts are discussed further in “Note 5: Derivative Instruments.”

MBIA Corp. may hold recourse provisions with third parties in derivative transactions through both reinsurance and subrogation rights. MBIA Corp.’s reinsurance arrangements provide that should MBIA Corp. pay a claim under a guarantee of a derivative contract, then MBIA Corp. could collect amounts from any reinsurers that have reinsured the guarantee on either a proportional or non-proportional basis depending upon the underlying reinsurance agreement. MBIA Corp. may also have recourse through subrogation rights whereby if MBIA Corp. makes a claim payment, it is entitled to any rights of the insured counterparty, including the right to any assets held as collateral.

MBIA Corp. has also issued guarantees of certain obligations issued by its investment management affiliates that are included in the previous tables. These guarantees take the form of insurance policies issued by MBIA Corp. on behalf of the investment management affiliates. Should one of these affiliates default on its insured obligations, MBIA Corp. will be required to pay all scheduled principal and interest amounts outstanding. As of December 31, 2006, the maximum amount of future payments that MBIA Corp. could be required to make under these guarantees, should a full default occur, is $20.8 billion. These guarantees have a maximum maturity range of 1-58 years, were entered into on an arm’s length basis and are fully collateralized by marketable securities. MBIA Corp. has both direct recourse provisions and subrogation rights in these transactions. If MBIA Corp. is required to make a payment under any of these affiliate guarantees, it would have the right to seek reimbursement from such affiliate and to liquidate any collateral to recover the amounts paid under the guarantee.

Note 14: Reinsurance

MBIA Corp. reinsures exposure to other insurance companies under various treaty and facultative reinsurance contracts, both on a pro-rata and non-proportional basis. Additionally, MBIA Corp. has entered into other reimbursement agreements under which it is entitled to reimbursement of losses on its insured portfolio but which do not qualify as reinsurance under GAAP. These reimbursement agreements totaled $9.3 billion and $11.2 billion at December 31, 2006 and 2005, respectively, and have been excluded from the tables below. In the event that any or all of the reinsurers are unable to meet their obligations, MBIA Corp. would be liable for such defaulted amounts.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 14: Reinsurance (continued)

Amounts deducted from gross insurance in force for reinsurance ceded by MBIA Corp. and its subsidiaries were $104.8 billion and $106.7 billion as of December 31, 2006 and 2005, respectively. The distribution of ceded insurance in force by geographic location is set forth in the following table:

	As of December 31
	2006		2005
Geographic Location In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
California	$8.7	8.3%	$9.5	8.9%
New York	4.4	4.2	4.9	4.6
Texas	3.2	3.0	3.4	3.2
Florida	3.1	3.0	3.2	3.0
Massachusetts	2.9	2.7	3.3	3.1
Puerto Rico	2.4	2.3	2.7	2.5
New Jersey	2.4	2.3	2.6	2.4
Illinois	2.2	2.1	2.1	2.0
Colorado	2.0	1.9	2.8	2.6
Washington	1.4	1.4	1.6	1.5

Subtotal	32.7	31.2	36.1	33.8
Nationally diversified	20.4	19.5	18.7	17.5
Other states	15.6	14.9	17.1	16.0

Total United States	68.7	65.6	71.9	67.3

Internationally diversified	15.4	14.7	14.9	14.0
Country specific	20.7	19.7	19.9	18.7

Total Non-United States	36.1	34.4	34.8	32.7

Total	$104.8	100.0%	$106.7	100.0%

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 14: Reinsurance (continued)

The distribution of ceded insurance in force, excluding other reimbursement agreements, by type of bond is presented in the following table:

	As of December 31
	2006		2005
Bond Type In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
Global Public Finance:
United States
General obligation	$12.1	11.6%	$13.3	12.4%
Transportation	8.8	8.4	9.9	9.3
Utilities	8.6	8.2	9.3	8.7
Health care	8.0	7.6	8.9	8.4
Special revenue	5.9	5.6	6.1	5.7
Higher education	1.6	1.5	1.8	1.7
Housing	1.5	1.5	1.6	1.5
Investor-owned utilities	1.4	1.4	1.6	1.5

Total United States	47.9	45.8	52.5	49.2

Non-United States
Transportation	6.1	5.8	5.8	5.4
Sovereign	4.2	4.0	3.5	3.3
Utilities	3.6	3.4	3.4	3.2
Investor-owned utilities	1.2	1.2	1.5	1.4
Sub-sovereign	0.6	0.6	0.6	0.6
Health care and other	0.2	0.2	0.2	0.2

Total Non-United States	15.9	15.2	15.0	14.1

Total Global Public Finance	63.8	61.0	67.5	63.3

Global Structured Finance:
United States
Collateralized debt obligations	9.5	9.1	6.1	5.7
Pooled corp. obligations & other	5.4	5.1	5.5	5.2
Mortgage-backed:
Home equity	1.9	1.9	2.3	2.1
Other	1.4	1.3	0.6	0.6
First mortgage	0.3	0.3	0.2	0.2
Asset-backed:
Auto	1.2	1.1	2.0	1.8
Other	0.6	0.6	1.6	1.5
Credit cards	0.4	0.4	1.0	1.0
Leasing	0.0	0.0	0.0	0.0
Financial risk	0.1	0.1	0.1	0.0

Total United States	20.8	19.9	19.4	18.1

Non-United States
Collateralized debt obligations	12.5	11.9	11.0	10.3
Mortgage-backed:
First mortgage	1.7	1.6	1.7	1.6
Other	1.0	0.9	1.3	1.2
Home equity	0.3	0.3	0.2	0.2
Pooled corp. obligations & other	2.0	1.9	2.3	2.2
Financial risk	1.6	1.5	2.0	1.9
Asset-backed	1.1	1.0	1.3	1.2

Total Non-United States	20.2	19.1	19.8	18.6

Total Global Structured Finance	41.0	39.0	39.2	36.7

Total	$104.8	100.0%	$106.7	100.0%

Reinsurance enables MBIA Corp. to cede exposure for purposes of syndicating risk and increasing its capacity to write new business while complying with its single risk and credit guidelines. When a reinsurer is downgraded by one or more rating agencies, less capital credit is given to MBIA Corp. under rating agency models. Over the past several years, most of MBIA Corp.’s reinsurers have been downgraded and others remain under review. Any reduced capital credit associated with reinsurer downgrades has not and is not expected to have a material adverse effect on MBIA Corp. MBIA Corp. generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including rating downgrades of its reinsurers. Additionally, MBIA Corp. requires certain unauthorized reinsurers to maintain bank letters of credit or establish trust accounts to cover liabilities ceded to such reinsurers under reinsurance contracts. As of December 31, 2006, the total amount available under these letters of credit and trust arrangements was $568.3 million. For the years ended December 31, 2006, 2005 and 2004, recoveries received under reinsurance contracts totaled $5.6 million, $5.8 million and $17.7 million, respectively. The following table shows the percentage ceded to and reinsurance recoverable from reinsurers by rating levels:

Reinsurers	Standard & Poor’s Rating		Moody’s Rating	Percentage of Total Par Ceded	Reinsurance Recoverable (in thousands)
Channel Reinsurance Ltd.	AAA		Aaa	49.38%	$6,362
Assured Guaranty Corp.	AAA		Aa1	14.51	12,670
RAM Reinsurance Company, Ltd.	AAA		Aa3	12.47	716
Ambac Assurance Corporation	AAA		Aaa	8.27	—
Mitsui Sumitomo Insurance Company Ltd.	AA	-	Aa3	5.96	41
Swiss Reinsurance Company, Zurich, Switzerland	AA	-	Aa2	3.18	—
Radian Asset Assurance Inc.	AA		Aa3	1.51	8,136
Assured Guaranty Re Ltd.	AA		Aa2	0.76	—
Sompo Japan Insurance Inc.	AA	-	Aa3	0.66	31
Export Development Canada	AAA		Aaa	0.56	—
Other (1)	A or above		A1 or above	2.68	18,689
Not Currently Rated				0.06	296

Total				100.00%	$46,941

(1) Several reinsurers within this category are not rated by Moody’s.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 14: Reinsurance (continued)

In May 2006, MBIA Corp. sold its 11.4% equity interest in RAM Holdings Inc., the holding company of RAM Reinsurance Company, Ltd., as part of RAM Holdings Inc.’s initial public offering.

While Channel Re continues to be a triple-A rated reinsurer of MBIA Corp., S&P reaffirmed its negative outlook on Channel Re during the second quarter of 2006. MBIA Corp. does not expect S&P’s outlook on Channel Re to have a material negative impact on its financial condition or results of operations. MBIA Corp. continues to own a 17.4% equity interest in Channel Re.

In February 2004, MBIA Corp. and Channel Re entered into treaty and facultative reinsurance arrangements whereby Channel Re agreed to provide committed reinsurance capacity to MBIA Corp. through June 30, 2008, subsequently extended to June 30, 2009, and subject to renewal thereafter. Under these reinsurance arrangements, MBIA Corp. agreed to cede to Channel Re and Channel Re agreed to assume from MBIA Corp. varying percentages of designated policies issued by MBIA Corp. The amount of any policy subject to the committed reinsurance arrangements is based on the type of risk insured and on other factors. Additionally, the reinsurance arrangements provide Channel Re with certain preferential terms, including those related to ceding commissions.

The components of net premiums written and earned, including premiums assumed from and ceded to other companies, are set forth in the following table:

	Years ended December 31
	2006		2005		2004
In thousands	Written	Earned	Written	Earned	Written	Earned
Direct	$910,902	$988,218	$1,005,064	$1,007,655	$1,136,501	$1,007,694
Assumed	11,062	14,796	12,891	19,236	16,681	24,781

Gross	921,964	1,003,014	1,017,955	1,026,891	1,153,182	1,032,475
Ceded	(107,287)	(150,411)	(138,493)	(162,488)	(171,933)	(159,640)

Net	$814,677	$852,603	$879,462	$864,403	$981,249	$872,835

Ceding commissions received from reinsurers, before deferrals and net of return ceding commissions, were $24.9 million, $35.9 million and $37.2 million in 2006, 2005 and 2004, respectively.

Note 15: Loss and Loss Adjustment Expense Reserves

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: case basis reserves and an unallocated loss reserve. See “Note 2: Significant Accounting Policies” for information regarding MBIA Corp.’s loss reserving policy. A summary of the case basis and unallocated activity and the components of the liability for loss and LAE reserves are presented in the following table:

In thousands	2006	2005	2004
Case basis loss and LAE reserves:
Balance at January 1	$512,888	$434,924	$387,253
Less: reinsurance recoverable	58,965	34,610	61,402

Net balance at January 1	453,923	400,314	325,851

Case basis transfers from the unallocated loss reserve related to:
Current year	9,015	104,341	67,976
Prior years	65,990	84,264	58,849

Total	75,005	188,605	126,825

Net paid (recovered) related to:
Current year	635	(2,949)	2,836
Prior years	251,516	137,945	49,526

Total net paid	252,151	134,996	52,362

Net balance at December 31	276,777	453,923	400,314
Plus: reinsurance recoverable	46,941	58,965	34,610

Case basis loss and LAE reserve balance at December 31	323,718	512,888	434,924

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 15: Loss and Loss Adjustment Expense Reserves (continued)

In thousands	2006	2005	2004
Unallocated loss reserve:
Balance at January 1	$208,614	$313,945	$324,578
Losses and LAE incurred	80,889	84,274	84,753
Channel Re elimination(1)	(1,179)	(1,000)	(624)
Reserves related to ASIA Ltd.(2)	—	—	32,063
Transfers to case basis and LAE reserves	(75,005)	(188,605)	(126,825)

Unallocated loss reserve balance at December 31	213,319	208,614	313,945

Total	$537,037	$721,502	$748,869

(1)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Re, which is carried on an equity method accounting basis.
(2)	Represents reserves associated with the assumption of portfolios from ASIA Ltd.

The unallocated loss reserve approximated $213 million at December 31, 2006, which represents MBIA Corp.’s estimate of losses, associated with credit deterioration, that have occurred in MBIA Corp.’s insured portfolio but have not been specifically identified and is available for future case-specific activity. During 2006, $75 million of the unallocated loss reserve was transferred to case basis reserves primarily relating to insured obligations within the CDO, equipment lease pools and home equity loan sectors, MBIA Corp.’s guaranteed tax lien portfolio and insured obligations issued by Allegheny Health, Education and Research Foundation (“AHERF”). Partially offsetting this activity were reversals of previously established case basis reserves relating to the aircraft enhanced equipment trust certificates (“EETCs”) and manufactured housing sectors. MBIA Corp. incurred $81 million of loss and loss adjustment expenses in 2006 based on 12% of scheduled net earned premium.

Total net paid activity for 2006 of $252 million primarily related to insured obligations within MBIA Corp.’s guaranteed tax lien portfolio, a static multi-sector CDO and AHERF. MBIA Corp. had salvage and subrogation receivables of $180 million and $143 million at December 31, 2006 and 2005, respectively, included in “Other assets.” Amounts due to reinsurers related to salvage and subrogation totaled $4 million and $7 million at December 31, 2006 and 2005, respectively, and are included in “Other liabilities.”

Note 16: Discontinued Operations

In December 2006, MBIA Inc. completed the sale of Capital Asset, a servicer of delinquent tax liens, to a third party company that is engaged in tax lien servicing and collection and that had been overseeing the servicing operations of Capital Asset since July 2006. The sale of Capital Asset also included three VIEs established in connection with the securitization of Capital Asset tax liens, which were consolidated within MBIA Corp. in accordance with FIN 46(R). The sale of these VIEs resulted in an after-tax gain of $0.8 million and was executed as part of MBIA Corp.’s plan to eliminate its exposure to tax liens.

In accordance with SFAS 144, the VIEs associated with Capital Asset have been reported as discontinued operations in MBIA Corp.’s consolidated financial statements. Income and loss from discontinued operations, net of tax, for the years ended December 31, 2006 and 2005 was income of $1.5 million and a loss of $2.2 million, respectively. Income and loss from discontinued operations, net of tax, for the year ended December 31, 2004, was zero. The following table presents the amounts included in income/(loss) from discontinued operations before income taxes:

	Years ended December 31
In thousands	2006	2005	2004
Revenues	$5,475	$2,861	$293
Expenses	3,106	6,230	293

Income/(loss) before income taxes	$2,369	$(3,369)	$0

The following table presents the major classes of asset and liabilities related to discontinued operations that have been included in “Other assets” and “Other liabilities” on MBIA Corp.’s consolidated balance sheet at December 31, 2005:

In thousands	December 31, 2005
Cash and cash equivalents	$1,086

Total assets of discontinued operations	$1,086

Total liabilities of discontinued operations	$—

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 17: Employee Benefits

MBIA Corp. participates in MBIA Inc.’s pension plan, which covers substantially all employees. The pension plan is a qualified non-contributory defined contribution pension plan to which MBIA Corp. contributes 10% of each eligible employee’s annual compensation. Annual compensation for determining such contributions consists of base salary, bonus and commissions, as applicable. Pension benefits vest over a five-year period with 60% vesting after three years and 20% vesting after years four and five. Pension expense for the years ended December 31, 2006, 2005 and 2004, was $7.0 million, $8.2 million and $7.5 million, respectively.

MBIA Inc. also has a qualified profit-sharing/401(k) plan in which MBIA Corp. participates. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute through payroll deductions up to 10% of eligible compensation. MBIA Corp. matches employee contributions up to the first 5% of such compensation with MBIA Inc. common stock. The benefit of MBIA Corp.’s contributions vest over five years with 60% vesting after three years and 20% vesting after years four and five. Generally, a participating employee is entitled to distributions from the plan upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or receive a series of specified installment payments. MBIA Corp. contributions to the profit-sharing/401(k) plan aggregated $3.0 million, $3.7 million and $4.1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In addition to the above plans, MBIA Corp. also participates in MBIA Inc.’s non-qualified deferred compensation plan. Contributions to the above qualified plans that exceed limitations established by federal regulations are then contributed to the non-qualified deferred compensation plan. The non-qualified contributions included in the above stated pension and profit-sharing/401(k) expense and contribution amounts totaled $3.1 million, $2.7 million and $2.9 million for the pension plan, and $0.2 million, $1.3 million and $1.2 million for the profit-sharing/401(k) plan for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, interest credited to the non-qualified deferred compensation plan totaled $3.0 million, $2.6 million and $2.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

MBIA Corp. participates in the MBIA Inc. 2005 Omnibus Incentive Plan (the “Omnibus Plan”), which became effective on May 5, 2005. The Omnibus Plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. Following the effective date of the Omnibus Plan, no new options or awards were granted under any of the prior plans authorized by the MBIA Inc. shareholders.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. The stock option grants, which may be awarded every year, provide the right to purchase shares of MBIA Inc. common stock at the fair value of the stock on the date of grant. Options granted will either be Incentive Stock Options (“ISOs”), where they qualify under Section 422(a) of the Internal Revenue Code, or Non-Qualified Stock Options (“NQSOs”). ISOs and NQSOs are granted at a price not less than 100% of the fair value, defined as the closing price on the grant date, of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire ten years from the date of grant (or shorter if specified or following termination of employment).

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.’s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. During the vesting period these shares may not be sold. Restricted stock grants are typically granted from the vice president level up to and including the chief executive officer. Some of the awards made in 2006 and 2005 are linked to the growth in book value per share of MBIA Inc.’s common stock including certain adjustments (“modified book value”) over a three-year period following the grant date. Actual shares issued at the vesting date will be determined based on the growth in modified book value. If modified book value grows by 30% or more over the three year period then 100% of the award will vest. If the growth in modified book value over the three year period is lower than 30%, then the amount of restricted shares issued will be adjusted downward in proportion to the amount by which actual growth in modified book value is below 30%.

Effective January 1, 2002, MBIA Inc. adopted the fair value recognition provisions of SFAS 123 and the modified prospective method of adoption under SFAS 148. In December 2004, the FASB issued SFAS 123(R), which revised SFAS 123 and superseded APB 25. Effective January 1, 2006, MBIA Inc. adopted the requirements of SFAS 123(R), which requires MBIA Inc. to expense the fair value of employee stock options and other forms of stock-based compensation. In addition, SFAS 123(R) classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 17: Employee Benefits (continued)

measured on the grant date and not subsequently remeasured. Generally, awards with cash-based settlement, repurchase features or that are settled at a fixed dollar amount are classified as liability awards, and changes in fair value will be reported in earnings. Awards with net-settlement features or that permit a cashless exercise with third-party brokers are classified as equity awards and changes in fair value are not reported in earnings. MBIA Inc.’s long-term incentive plans include features which result in both liability and equity awards. For liability awards, MBIA Inc. currently remeasures these awards at each balance sheet date. In addition, SFAS 123(R) requires the use of a forfeiture estimate. Prior to the adoption of SFAS 123(R), MBIA Inc. accounted for forfeitures as they occurred as permitted under previous accounting standards. MBIA Inc. uses historical employee termination information to estimate the forfeiture rate applied to current stock-based awards. The cumulative effect of adopting the change in estimating forfeitures for both stock options awards and restricted share awards was not material to MBIA Corp.’s financial statements.

In November 2006, MBIA Inc.’s Board of Directors approved new voluntary retirement benefits which will provide certain benefits to eligible employees of MBIA Corp. upon retirement. A description of these benefits is included in MBIA Inc.’s proxy statement. One of the components of the retirement program for those employees that are retirement eligible is to immediately vest all outstanding stock options granted prior to the approval of the program and to immediately vest all outstanding time-based restricted share grants. SFAS 123(R) requires compensation costs for those employees to be recognized from the date of grant through the retirement eligible date. Accelerated expense relating to this retirement benefit for both stock option awards and restricted stock awards is included in compensation expense.

In accordance with SFAS 123, MBIA Inc. valued all stock options granted using an option-pricing model. The value is recognized as an expense over the period in which the options vest. MBIA Corp.’s proportionate share of compensation cost for employee stock options for the years ended December 31, 2006, 2005 and 2004 totaled $15.0 million, $16.6 million and $14.2 million, respectively. MBIA Corp.’s proportionate share of compensation cost for restricted stock awards was $27.2 million, $17.3 million and $11.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

MBIA Corp. participated in the “MBIA Inc. Annual and Long-Term Incentive Plan” (the “Incentive Plan”). The Incentive Plan has been superseded by the Omnibus Plan. The Incentive Plan included a stock option component and a compensation component linked to the growth in modified book value over a three-year period following the grant date. Target levels for the Incentive Plan awards were established as a percentage of total salary and bonus, based upon the recipient’s position. Awards under the Incentive Plan typically were granted from the vice president level up to and including the chief executive officer. Actual amounts to be paid are adjusted upward or downward depending on the growth of modified book value versus a baseline target, with a minimum growth of 8% necessary to receive any payment and an 18% growth necessary to receive the maximum payment. Awards under the Incentive Plan were divided equally between the two components, with approximately 50% of the award to be given in stock options and approximately 50% of the award to be paid in cash or shares of MBIA Inc. stock. Payments are made at the end of each three-year measurement period. During 2006, 2005 and 2004, MBIA Corp. recorded $4.0 million, $7.3 million and $23.2 million, respectively, as an expense related to modified book value awards under the Incentive Plan.

Note 18: Related Party Transactions

Related parties are defined as the following:

•

Affiliates of MBIA Corp.: An affiliate is a party that directly or indirectly controls, is controlled by or is under common control with MBIA Corp. Control is defined as having, either directly or indirectly, the power to direct the management and operating policies of a company through ownership, by contract or otherwise.

•	Entities for which investments are accounted for using the equity method by MBIA Corp.

•	Trusts for the benefit of employees, such as pension and profit-sharing trusts, that are managed by or under the trusteeship of management.

•	Principal owners of MBIA Corp. defined as owners of record or known beneficial owners of more than 10 percent of the voting interests of MBIA Corp.

•

Management of MBIA Corp. which includes persons who are responsible for achieving the objectives of MBIA Corp. and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the chief executive officer, chief operating officer, vice president in charge of principal business functions and other persons who perform similar policymaking functions.

•

Members of the immediate families of principal owners of MBIA Corp. and its management. This includes family members whom a principal owner or a member of management might control or influence or by whom they may be controlled or influenced because of the family relationship.

•

Other parties with which MBIA Corp. may deal if one party controls or can significantly influence the management or policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 18: Related Party Transactions (continued)

•

Other parties that can significantly influence the management or policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

From time to time MBIA Corp. may enter into transactions with related parties that MBIA Corp. deems immaterial or which occur in the normal course of business and are deemed to be transacted at “arm’s length” by management. Since 1989, MBIA Corp. has executed five surety bonds to guarantee the payment obligations of the members of the Municipal Bond Insurance Association (the “Association”), a voluntary unincorporated association of insurers writing municipal bond and note insurance as agent for the member insurance companies that had their S&P claims-paying rating downgraded from AAA on their previously issued Association policies. In the event that the Association does not meet their policy payment obligations, MBIA Corp. will pay the required amounts directly to the paying agent. The aggregate outstanding exposure on these surety bonds as of December 31, 2006 is $340 million.

MBIA Corp. owns investments, included in other investments, which are recorded in MBIA Corp.’s financial statements using the equity method of accounting. These investments comprise equity interests in limited partnerships and in Channel Re. All material transactions between MBIA Corp. and these entities have been eliminated in MBIA Corp.’s consolidated financial statements. During 2006 and 2005, premiums ceded to Channel Re totaled $47.0 million and $61.4 million, respectively and ceding commissions received from Channel Re totaled $11.0 million and $14.2 million, respectively. See “Note 14: Reinsurance” for information regarding the terms of the reinsurance arrangements between MBIA Corp. and Channel Re.

Included in other liabilities at December 31, 2006 were $3.8 million of net payables to MBIA Inc. and other subsidiaries. Included in other assets at December 31, 2005 were $7.3 million of net receivables from MBIA Inc. and other subsidiaries.

MBIA Corp.’s investment portfolio is managed by MBIA Capital Management Corp. (“CMC”) for domestic investments and by MBIA Asset Management UK (“AM-UK”) for international investments, both wholly owned subsidiaries of MBIA Inc., which provide fixed-income investment management services for MBIA Inc. and its affiliates, as well as third-party institutional clients. In 2006 and 2005, CMC and AM-UK charged fees of $11.1 million and $10.8 million to MBIA Corp., respectively, based on the performance of its investment portfolio.

MBIA Corp. insures outstanding investment agreement liabilities for IMC, which provides customized investment agreements for bond proceeds and other public funds, as well as for funds which are invested as part of asset-backed or structured product issuance.

MBIA Corp. entered into an agreement with MBIA Inc. and IMC whereby MBIA Corp. held securities subject to agreements to resell of $286.3 million and $380.3 million as of December 31, 2006 and 2005, respectively. MBIA Corp. also transferred securities subject to agreements to repurchase of $286.3 million and $380.3 million as of December 31, 2006 and 2005. These agreements have a term of less than one year. The interest expense relating to these agreements was $15.2 million and $12.9 million, respectively, for the years ended December 31, 2006 and 2005. The interest income relating to these agreements was $15.4 million and $13.1 million, respectively, for the years ended December 31, 2006 and 2005.

MBIA Corp. insures municipal bonds held by certain Guaranteed Series of Empire State Municipal Exempt Trusts. One of the co-sponsors of these trusts is Lebenthal & Co., Inc., whose chairman emeritus was Mr. James A. Lebenthal. During 2004, Mr. Lebenthal served as a director of MBIA Inc. while serving as chairman emeritus of Lebenthal & Co., Inc. MBIA Corp. believes that the terms of these insurance policies and premiums charged are no less favorable than those related to similar unit investment trusts.

MBIA Corp. insures assets and/or liabilities of MBIA-administered conduits that are consolidated in the financial statements of MBIA Inc. and Subsidiaries. Certain of MBIA Inc.’s consolidated subsidiaries have invested in conduit debt obligations or have received compensation for services provided to the conduits.

MBIA Corp. had no loans outstanding to any executive officers or directors during 2006.

Note 19: Fair Value of Financial Instruments

The estimated fair value amounts of financial instruments shown in the following table have been determined by MBIA Corp. using available market information and widely accepted valuation methodologies. However, in certain cases considerable judgment was required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount MBIA Corp. could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements Note 19: Fair Value of Financial Instruments (continued)

Fixed-maturity securities—The fair value of available-for-sale fixed-maturity securities, including securities pledged as collateral, is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Investments held-to-maturity—The held-to-maturity investments consist of fixed and floating rate fixed-maturity assets. The fair value of the fixed rate investments is determined by calculating the net present value of estimated future cash flows assuming prepayments, defaults and discount rates that MBIA Corp. believes market participants would use for similar assets. The carrying value of the floating rate investments approximates their fair value.

Short-term investments—Short-term investments are carried at amortized cost, which approximates fair value.

Other investments—Other investments consist of MBIA Corp.’s interest in equity-oriented and equity method investments, including investments in perpetual securities. The fair value of these investments is based on quoted market prices, investee financial statements or cash flow modeling.

Cash and cash equivalents, accrued investment income, reinsurance recoverable on unpaid losses, receivable for investments sold, short-term debt and payable for investments purchased—The carrying amounts of these items are reasonable estimates of their fair values as they are short-term in nature.

Securities purchased under agreements to resell—The fair value is estimated using discounted cash flow calculations based upon interest rates currently being offered for similar agreements.

Prepaid reinsurance premiums—The fair value of MBIA Corp.’s prepaid reinsurance premiums is based on the estimated proceeds from of entering into an assumption of the entire portfolio with third-party reinsurers under current market conditions.

Variable interest entity floating rate notes—Variable interest entity floating rate notes consist of floating rate securities and related accrued interest. The carrying values of variable interest entity notes approximate their fair value due to the term of the applicable interest rates.

Deferred premium revenue—The fair value of MBIA Corp.’s deferred premium revenue is based on the estimated cost of entering into a cession of the outstanding portfolio with third-party reinsurers under current market conditions.

Loss and loss adjustment expense reserves—The carrying amount is composed of the present value of the expected cash flows for specifically identified claims combined with an estimate for unidentified claims. Therefore, the carrying amount is a reasonable estimate of the fair value of the reserve.

Securities sold under agreements to repurchase—The fair value is estimated using discounted cash flow calculations based upon interest rates currently being offered for similar agreements.

Derivatives—The fair value is derived from market information and appropriate valuation methodologies which reflect the estimated amounts that MBIA Corp. would receive or pay to terminate the transaction at the reporting date.

	As of December 31, 2006		As of December 31, 2005
In thousands	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Fixed-maturity securities	$9,051,574	$9,051,574	$9,040,988	$9,040,988
Investments held-to-maturity	1,400,591	1,400,591	1,278,611	1,278,611
Short-term investments	957,211	957,211	837,213	837,213
Other investments	90,322	90,322	361,413	361,413
Cash and cash equivalents	181,330	181,330	115,253	115,253
Securities purchased under agreements to resell	286,278	286,278	380,306	380,306
Accrued investment income	137,021	137,021	128,865	128,865
Prepaid reinsurance premiums	363,140	380,297	407,614	405,034
Reinsurance recoverable on unpaid losses	46,941	46,941	58,965	58,965
Receivable for investments sold	12,103	12,103	3,550	3,550
Derivative assets	29,466	29,466	40,341	40,341
Liabilities:
Deferred premium revenue	$3,129,620	$3,113,515	$3,185,200	$3,100,263
Loss and loss adjustment expense reserves	537,037	537,037	721,502	721,502
Securities sold under agreements to repurchase	286,278	286,278	380,306	380,306
Variable interest entity floating rate notes	1,451,928	1,451,928	1,280,160	1,280,160
Short-term debt	40,898	40,898	58,745	58,745
Payable for investments purchased	266,061	266,061	62,325	62,325
Derivative liabilities	25,992	25,992	32,052	32,052

MBIA Insurance Corporation and Subsidiaries Notes to Consolidated Financial Statements

Note 20: Commitments and Contingencies

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (“Royal”) in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $355 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal had filed an action seeking a declaration that it is not obligated to pay on its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. Royal appealed the order, and, in connection with the appeal, pledged $403 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest.

On October 3, 2005, the U.S. Court of Appeals for the Third Circuit upheld the decision of the United States District Court for the District of Delaware insofar as it enforced the Royal insurance policies, but remanded the case to the District Court for a determination of whether the Royal policies cover all losses claimed under the policies. In particular, the Court of Appeals directed the District Court to consider whether the Royal policies would cover losses resulting from the misappropriation of student payments rather than from defaults by students. MBIA Corp. believes that the Royal policies would cover losses even if they result from misappropriation of student payments, but in any event it appears that all or substantially all of the claims made under the Royal policies relate to defaults by students rather than misappropriation of funds. Therefore, MBIA Corp. expects Royal to be required to pay all or substantially all of the claims made under its policies and to be reimbursed for any payments MBIA Corp. made under its policies.

Royal filed a petition with the Third Circuit requesting that the case be reheard, which was denied in April 2006. In April 2006, Royal filed a motion with the District Court seeking a release of the collateral it pledged in connection with its appeal of the District Court judgment against it in 2003. MBIA has opposed Royal’s motion to release the collateral and believes that, in light of the Third Circuit affirmance of the parts of the District Court judgment enforcing the Royal policies, and the language in the pledge agreement, the collateral should remain subject to the pledge, although there is no assurance that the District Court will not order a release of the collateral.

If the collateral is released and Royal is unable to make payments on the Royal policies, MBIA Corp. would incur substantial losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.